Macquarie Bank Limited
ABN 46 008 583 542

05009651

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 11 2005
WASH., D.C. 209

MACQUARIE BANK

7 July 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

per

Dennis Leong
Company Secretary

PROCESSED
JUL 13 2005
THOMSON FINANCIAL

dlw 7/12

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

6 July 2005

MACQUARIE BANK

Company Announcements Office
Australian Stock Exchange Limited
Via: ASX Online

Dear Sirs

ASX waiver from Listing Rule 14.7

Macquarie Bank Limited ("the Company") advises that it has today been granted a waiver from Listing Rule 14.7 of the Australian Stock Exchange Listing Rules to the extent necessary to not comply with the voting exclusion statement for resolution 6 contained in the notice of annual general meeting of the Company dated 10 June 2005 ("Resolution 6") and to permit the Company not to disregard any votes cast on Resolution 6 by trustees of trusts in relation to which an officer of the Company or any of its child entities who is entitled to participate in a termination benefit referred to in Resolution 6 benefits, or is capable of benefiting, ("Group Officer") (other than a trustee of a trust in which the majority of beneficiaries or potential beneficiaries are family members of the Group Officer) such that:

1. a trustee of a unit trust in which a Group Officer holds less than 20% of the trust units; or

2. a trustee of a fixed trust (other than a unit trust) in which a Group Officer has a beneficial interest in less than 20% of the trust assets,

is not excluded from voting on Resolution 6.

Yours faithfully

Dennis Leong
Company Secretary

Macquarie Bank Limited
ACN 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232 8792
Facsimile:
(02) 8232 4437

Please telephone
Liz Ninness on
(02) 8232 9799
if complete transmission
not received.

Email Address
elizabeth.ninness@macquarie.com

Compliance, RMD

Attention	Company Announcements	**Date**	6 July 2005
Company	ASX		
Fax No	1900 999 279	**Pages**	16 (incl. this page)
From	Liz Ninness	**Priority**	Routine

MACQUARIE

Message

FORM 604:

Attached FORM 604 re Macquarie Goodman Group (MGQ).

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme	Macquarie Goodman Group Level 10, 60 Castlereagh Street SYDNEY, NSW, AUSTRALIA, 2000
A.B.N	09 213 839

1. Details of substantial holder(1)

Name	Macquarie Bank Limited ('MBL') and its controlled bodies corporate listed in Annexure A (the 'MBL' Group).
ACN/ARSN (if applicable)	008 583 542

There was a change in the interests of the substantial holder on	1 July 2005
The previous notice was given to the company on	24th June 2005
The previous notice was dated	22nd June 2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
FPO	183,060,972 (one vote per share)	13.03%	145,804,928 (one vote per share)	10.38%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Number of	and Class Securities	Person's votes affected
See Appendix B						

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Number Of	and Class Securiites	Person's votes
Macquarie Life Limited ("MLL")	MLL	MLL	Relevant interest arising pursuant to section 608 (1) of the Corporations Act	275,635	fp	275,635
Macquarie Investment Management Limited ('MIML')	BNP Paribas Securities Services	BNP Paribas Securities Services	As Above	3,240,997	fp	3,240,997
	Bond Street Custodians	Bond Street Custodians	As above	17,832,862	fp	17,832,862
	JP Morgan	JP Morgan	As above	3,285,631	fp	3,285,631
	National Nominees	National Nominees	As above	6,248,337	fp	6,248,337
	State Street Australia Limited	State Street Australia Limited	As above	1,745,177	fp	1,745,177
	State Trustees	State Trustees	As above	765,919	fp	766,919
	Citibank Korea Inc	Citibank Korea Inc	As Above	160,366	fp	160,366
Macquarie Bank Limited 'MBL'	MBL	MBL	As above	112,083,040	fp	112,083,040
	Belike Nominees	Belike Nominees	As Above	48,633	fp	48,633
Macquarie Private Portfolio Management Limited 'MPPM'	Bond Street Custodians	Bond Street Custodians	As Above	118,331	fp	118,331

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MBL Group	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603
Maquarie Bank Limited 'MBL'	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603
Macquarie Private Portfolio Management Limited 'MPPM'	C\- Level 15, 1 Martin Place, Sydney, NSW, 2000
Macquarie Investment Management Limited 'MIML'	C\- Level 15, 1 Martin Place, Sydney, NSW, 2000
Macquarie Life Limited 'MLL'	C\- Level 15, 1 Martin Place, Sydney, NSW, 2000
National Nominees Limited	5th Floor, 271 Collins St., Melbourne, VIC 3000
State Street Australia Limited	L. 18, 338 Pitt St., Sydney, NSW 2000
JP Morgan	L. 26 Grosvenor Place, 225 George St., Sydney, NSW 2000
State Trustee	L. 18, 338 Pitt St., Sydney, NSW 2000
Bond St. Custodians Ltd.	Lvl 12, 20 Bond St, Sydney, NSW 2000
Citibank Korea Inc.	39, Da-Dong, Chung-gu Seoul, Korea 100-180

Signature

print name: Dennis Leong Capacity: Company Secretary

sign here [signature] date 6 July 2005

ANNEXURE 'A'

This is the annexure marked 'A' of 9 pages referred to in the Notice of Change of Interests Substantial Holder

Dennis Leong
Company Secretary, Macquarie Bank Limited
6 July 2005

CONTROLLED BODIES CORPORATE

[illegible]	COMPANY NAME	JURISDICTION
	2067238 ONTARIO INC.	CANADA
	2067239 ONTARIO INC.	CANADA
	2067240 ONTARIO INC.	CANADA
	2067241 ONTARIO INC.	CANADA
	AIRPORT INFRASTRUCTURE (NO. 2) LIMITED	CAYMAN ISLANDS
078 453 648	AIRPORT MOTORWAY CUSTODIANS PTY LIMITED	AUSTRALIA
075 176 813	AIRPORT MOTORWAY INFRASTRUCTURE NO. 1 LIMITED	AUSTRALIA
075 176 859	AIRPORT MOTORWAY INFRASTRUCTURE NO. 3 LIMITED	AUSTRALIA
075 176 993	AIRPORT MOTORWAY INFRASTRUCTURE NO. 4 LIMITED	AUSTRALIA
008 640 177	ALEATORY PTY. LIMITED	AUSTRALIA
081 119 477	ALLOCA (NO. 4) PTY. LIMITED	AUSTRALIA
106 608 422	AMICUS CURIAE PTY LIMITED	AUSTRALIA
078 953 607	AMT MANAGEMENT LIMITED	AUSTRALIA
WK-131747	ASHER SECURITIES LIMITED	CAYMAN ISLANDS
003 435 452	AUSTRALIA CORPORATE FINANCE LIMITED (IN LIQUIDATION)	AUSTRALIA
074 900 977	AUSTRALIA INFRASTRUCTURE PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
079 630 649	AUSTRALIAN HOTEL INVESTMENT PTY LTD	AUSTRALIA
093 979 223	BAO WAVE PTY LIMITED	AUSTRALIA
059 814 818	BAROSSA GE PTY LIMITED	AUSTRALIA
010 998 384	BARRIER REEF BROADCASTING PROPRIETARY LIMITED	AUSTRALIA
084 276 666	BASS RADIO PTY LIMITED	AUSTRALIA
085 051 761	BASSFARR PTY LIMITED	AUSTRALIA
008 091 325	BAVIAN PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
009 265 187	BELCAP INVESTMENTS PTY LIMITED	AUSTRALIA
008 604 966	BELIKE NOMINEES PTY. LIMITED	AUSTRALIA
006 880 217	BOND STREET AUSTRALIA PTY LIMITED	AUSTRALIA
008 607 065	BOND STREET CUSTODIANS LIMITED	AUSTRALIA
008 606 924	BOND STREET INVESTMENTS PTY. LIMITED	AUSTRALIA
071 247 606	BOND STREET LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
004 680 004	BOSTON AUSTRALIA PTY LIMITED	AUSTRALIA
005 008 702	BOSTON LEASING PTY. LIMITED	AUSTRALIA
88217	BUNHILL INVESTMENTS LIMITED	JERSEY
056 039 591	BURL ROSE PTY. LTD.	AUSTRALIA
009 476 920	BURNIE BROADCASTING SERVICE PROPRIETARY LIMITED.	AUSTRALIA
002 865 830	BUTTONWOOD NOMINEES PTY LIMITED	AUSTRALIA
079 173 381	CAMPUS INTERNATIONAL HOLDINGS PTY. LTD	AUSTRALIA
4800336	CAPITAL METERS HOLDINGS LIMITED	ENGLAND/WALES
4800317	CAPITAL METERS LIMITED	ENGLAND/WALES
006 200 899	CASL FINANCIAL SERVICES PTY. LIMITED	AUSTRALIA
008 585 715	CAZINON PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
008 585 797	CEMASTA PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
008 585 804	CENFORD PTY LIMITED	AUSTRALIA
113 484 165	CENTAURUS INVESTOR PTY LIMITED	AUSTRALIA
101 229 949	CENTRAL COAST NO.2 PTY LIMITED	AUSTRALIA
069 299 225	CENTRAL COAST RADIO PTY LTD	AUSTRALIA
56116 C1/GBL	CHANGSHA HOLDING COMPANY LIMITED	MAURITIUS
008 631 954	CHANNAR INVESTMENT NOMINEE PTY LIMITED	AUSTRALIA
WK-133807	CHISWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
085 051 645	CLAINEW PTY LIMITED	AUSTRALIA
104 331 795	COIN SOFTWARE PTY LIMITED	AUSTRALIA
002 737 868	COLDAVA PTY LIMITED	AUSTRALIA
001 758 407	COMMERCIAL RADIO COFFS HARBOUR PTY LTD	AUSTRALIA
079 775 134	CONCEPT BLUE PROPERTY PTY LTD	AUSTRALIA
071 292 647	CONNECTEAST MANAGEMENT LIMITED	AUSTRALIA
097 768 075	CORIOLIS WATER SERVICES (AUSTRALIA) PTY LIMITED	AUSTRALIA
006 346 952	CORPORATE CAPITAL EQUIPMENT FINANCING PTY. LIMITED	AUSTRALIA
502-81-39432	DAEGU DONGBU CIRCULATION ROAD COMPANY	KOREA

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	49,833
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	7,500 @ $23.94 each 7,899 @ $28.74 each 9,432 @ $30.51 each 25,002 @ $34.71 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A - shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	49,833 on 6/7/05

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
226,362,055	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,068,060	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 6 July 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Group of Companies
Australia and Worldwide

Level 15
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
Telex 122246
DX 10287 SSE
SWIFT MACQAU2S

ASX Release

PERFORMANCE FEES EARNED BY MACQUARIE BANK GROUP

MACQUARIE BANK

6 July 2005 – The Macquarie Bank Group (Macquarie) advises that performance fees totalling $A168 million have been earned by the management companies of the following funds: Macquarie Airports (MAp), Macquarie Communications Infrastructure Group (MCG), Macquarie Infrastructure Group (MIG) and Macquarie International Infrastructure Fund Limited (MIIF). For more information please refer to the announcements made by those funds today.

The Bank notes the following:

1. Over the periods to which the MAp, MCG, MIG and MIIF performance fees relate, the total security holder value across the four funds increased by $A4.8 billion[1] compared with total performance fees of $A168 million.

2. The return to investors[2] for the year to 30 June 2005 of Macquarie's key infrastructure funds was:
   - MAp 84%
   - MCG 83%
   - MIG 53%

---

[1] The increase in total security holder value represents the aggregate of the increase in the value of securities on issue at the beginning of the period, plus the increase in the value of new securities issued during the period, plus distributions declared. The A$4.8 billion figure is the aggregate of the respective increases in total security holder value of the four funds (MAp, MCG, MIG and MIIF).

[2] Calculated as an annual internal rate of return after all fees and expenses. Based on all capital raised, distributions made and most recent mark-to-market valuations across all Macquarie infrastructure funds since inception of the infrastructure funds business in December 1994.

Macquarie Airports (MAp)

A performance fee of $A36.7 million was earned by Macquarie Airports' (MAp) management companies for the period 1 January 2005 to 30 June 2005. The MAp management companies intend to apply the performance fee to a subscription for MAp securities.

Over the six-month period to 30 June 2005, total MAp security holder value increased by $A854 million[1].

Macquarie Communications Infrastructure Group (MCG)

A performance fee of $A18.2 million was earned by MCG's management company for the period 1 January 2005 to 30 June 2005. The MCG manager will apply the performance fee to a subscription for MCG securities.

Over the six-month period, total MCG security holder value increased by $A503 million[1].

Macquarie Infrastructure Group (MIG)

MIG's management companies earned total performance fees of $A91.59 million for the year ended 30 June 2005 (see table below for detail). The performance fee instalments will be applied to a subscription for MIG securities.

During the year ended 30 June 2005, total MIG securityholder value increased by $A3,355 million[1].

Performance fees, where earned, are payable to MIG's management companies in three equal instalments. The first instalment is payable in the year of outperformance and the second and third are payable one year and two years later respectively, but only where MIG outperforms the benchmark on a cumulative basis over the two and three year periods respectively. A summary of the status of performance fee instalments payable to the management companies as at 30 June 2005 follows:

Year	Instalment	Amount payable
2005	1st instalment	$A25.91 million (as securities)
2004		No performance fee earned
2003	3rd instalment	$A65.68 million (as securities)

Macquarie International Infrastructure Fund (MIIF)

A performance fee of $S28.1 million ($A22.1 million) was earned by MIIF's management company for the period 1 April 2005 to 30 June 2005. As disclosed in MIIF's prospectus dated 20 May 2005, the Manager has agreed that any performance fees payable in respect of the forecast period ending 31 December 2005 will be satisfied by the issue of new shares in MIIF.

In the period since MIIF's initial public offer on 27 May 2005, to 30 June 2005, total shareholder value increased by $S128.5 million[1] ($A100 million).

For further information, please contact:

Erica Sibree, Investor Relations Tel: +612 8232 5008
Macquarie Bank

Matthew Russell, Public Relations Tel: +612 8232 4102
Macquarie Bank

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	36,980
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	2,500 @ $23.94 each 7,759 @ $28.74 each 11,865 @ $30.51 each 10,524 @ $34.71 each 4,332 @ $36.48 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A - shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	36,980 on 5/7/05

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	226,312,222	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,120,895	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • *the date from which they do* • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: *In the case of restricted securities, end of restriction period* (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 5 July 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,166,735
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	35,002 @ $23.94 each 4,332 @ $28.74 each 5,833 @ $34.71 each 1,121,568 @ $51.27 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	45,167 shares were issued on exercise of employee options 1,121,568 shares were issued under the Dividend Reinvestment Plan for the ordinary final and special dividend paid on 1 July 2005.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1,121,568 on 1/7/05 45,167 on 4/7/05

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	226,275,242	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)
		350,000	Non-cumulative Redeemable Preference Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,163,542	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a dstribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of *restriction period* (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be qoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 July 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

EMPLOYEE SHARE OPTION PLAN

PROSPECTUS FOR THE MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN
JULY 2005

MACQUARIE BANK

Macquarie Bank Limited (ABN 46 008 583 542)

This Prospectus is dated 1 July 2005. A copy of this Prospectus was lodged with ASIC on 1 July 2005.

Neither ASIC nor ASX take any responsibility for the contents of this Prospectus. No securities will be allotted or issued on the basis of this Prospectus later than thirteen months after the date of this Prospectus.

Applicants should read this Prospectus in its entirety before deciding to participate in the Offer.

Defined terms and abbreviations included in the text of this Prospectus are explained in the Glossary of Terms.

TABLE OF CONTENTS

HOW TO APPLY FOR OPTIONS

Eligible Executives wishing to participate in the Offer should:

(a) sign the personalised appointment of Power of Attorney that comprises part of the personalised Application Form accompanying this Prospectus; and

(b) deliver their completed Power of Attorney to Company Secretarial, Level 15, No 1 Martin Place, Sydney, NSW by the Bank's internal mail or in person, so as to be received no later than 4.00 pm Sydney time on the closing date specified in the Application Form.

Eligible Executives who wish to nominate a Controlled Company of theirs to be the Optionholder should contact Company Secretarial with the relevant details well before the closing date so that the necessary Powers of Attorney can be prepared and executed before the closing date.

LATE APPLICATIONS MAY NOT BE ACCEPTED

IMPORTANT NOTICE

This Offer is only open to those persons who have been invited to apply by the Board as set out in the personalised Application Form accompanying this Prospectus.

Any advice contained in this Prospectus is general advice only. This Prospectus has been prepared without taking account of your objectives, financial situation or needs. Accordingly, you should, before acting on any general advice contained in this Prospectus, consider the appropriateness of the advice, having regard to your objectives, financial situation and needs. In determining whether you will accept the Offer you should also consider seeking professional financial advice.

After reading this Prospectus, an Eligible Executive may call Company Secretarial on (02) 8232 6053 or on (02) 8232 3202 with questions about the procedures relating to the Offer or the Option Plan. If there are any other queries, Eligible Executives should seek professional advice from their financial adviser.

1. OVERVIEW

This Prospectus sets out the terms and conditions of the 2005/2006 Offers under the Macquarie Bank Employee Share Option Plan. It is to be read subject to the formal Rules which govern the Option Plan, a copy of which is available on MacNet or upon request and which are summarised in this Prospectus.

The Option Plan is an incentive scheme for senior employees of the MBL Group. Currently, participation in the Option Plan is limited to Associate Directors, Division Directors and Executive Directors of, or Consultants to, the MBL Group and Associated Companies, (together referred to as "Executives" in this Prospectus). The objective is to enhance their performance by providing them with equity interests in the Bank and, hence, further aligning their interests with those of the MBL Group and its shareholders.

Participation in the Option Plan is open only to Eligible Executives and is entirely at the discretion of the Board (and/or the Executive Committee to whom certain administrative powers have been delegated). Eligible Executives have been offered the number of Options and the Options are exercisable at the price, set out in the personalised Application Form. No consideration is payable for the grant of Options, however any applicable employment taxes and oncosts may be charged to the Eligible Executive's BCR (Basic Cost Responsibility) - see section 4.6.

The Options carry no voting or dividend rights but they allow the holder of the Options to participate in any growth in the Bank's ordinary share price and future bonus and cash issues (if any) by exercising the Options in the future at the price set now.

For Options granted on promotion or as part of annual remuneration reviews in 2005, each allocation of Options will vest progressively over four years as follows:
(a) as to one third of the Options, on 1 July 2007;
(b) as to another one third of the Options, on 1 July 2008; and
(c) as to the remaining one third of the Options, on 1 July 2009.

For Options granted to new Employees or Consultants, Options vest progressively over four years as follows:
(a) as to one third of the Options, after the second anniversary of the date of commencement of relevant employment or consultancy;
(b) as to another one third of the Options, after the third anniversary of the date of commencement of relevant employment or consultancy; and
(c) as to the remaining one third of the Options, after the fourth anniversary of the date of commencement of relevant employment or consultancy.

Unexercised Options will lapse after the Expiry Date, normally five years from the date of grant. When an Eligible Executive leaves the employment of the MBL Group, unvested Options will generally lapse immediately and vested Options will also lapse after six months. Options also lapse in certain other situations. For further details see sections 2.4 and 2.5 below.

Once vested, each Option is exercisable into one fully paid ordinary share in the Bank (subject to adjustment over time for bonus issues and similar events described in section 2.11 below), which will be the same as all other Shares then on issue. For New Starter Options, the Exercise Price will normally be the weighted average price of Shares traded on ASX during the one week up to and including the date of grant of the Options (adjusted for cum-dividend trading and excluding certain special trades). For Mid Year Options, the Exercise Price will normally be the weighted average price of Shares traded on ASX during the one week up to and including 1 August 2005 (adjusted for cum-dividend trading and excluding certain special trades). The Exercise Price for the Options offered to an Eligible Executive is set out in their personalised Application Form accompanying this Prospectus.

Exercise of Options is subject to the Bank's staff trading rules. Further, Options granted to UK residents and to Executive Directors of the Bank are subject to certain exercise conditions which must be met before exercise is allowed. See sections 2.7 and 2.9 below. Options granted to US residents and the Shares resulting from the exercise of those Options are subject to transfer restrictions. See section 2.8 below. Options granted to residents in jurisdictions other than Australia may also be subject to further exercise conditions, as set out on the personalised Application Form accompanying this Prospectus.

Options granted may not be assigned or charged. However, an Executive will be free to deal with any Shares resulting from the exercise of any Options, subject to the Deferred Exercise Share Option Plan or DESOP provisions described in Section 3 of this Prospectus, any exercise conditions set out on the personalised Application Form accompanying this Prospectus and other Bank restrictions, for example, staff trading rules.

Options may only be acquired in the name of the Eligible Executive or a Controlled Company of the Eligible Executive or a Permitted Trustee of the Eligible Executive and in all cases will be registered in the name of a nominee company, Bond Street Custodians Limited ("BSCL"). The Options may not be acquired in any other name. Eligible Executives who are not resident in Australia should note that there may be restrictions on their acquiring Options in other than their own name.

A description of the Option Plan is contained in the following pages. ***Please carefully read this Prospectus before proceeding to apply for Options.***

2. THE OFFER AND THE OPTION PLAN

2.1 TIMETABLE

The Offer period applying to an Eligible Executive is set out on the personalised Application Form which accompanies this Prospectus. The completed Application Form must be received by 4.00 pm Sydney time on the date shown on the Application Form. Late applications may not be accepted.

2.2 THE OPTION PLAN

The object of the Option Plan is to assist in the recruitment, reward, retention and motivation of Employees, including persons who provide services to the Group on a long term consultancy basis. The Plan is governed by the Rules, which are summarised in the following sections of this Prospectus. A full copy of the Rules is available on MacNet or upon request from Company Secretarial.

Under the Rules, at any time, the total number of Shares which the Bank would have to issue if all Options which have not lapsed were exercised, may not exceed 20 per cent of the aggregate of:

(a) the number of Shares on issue at that time (whether fully paid or partly paid); and

(b) the total number of Shares (whether fully paid or partly paid) which the Bank would have to issue if all rights to require the Bank to issue Shares which the Bank has then granted (including, without limitation, all Options and assuming all those rights are then fully exercisable or enforceable) were enforced or exercised to the greatest extent permitted.

The Board has also put in place a second limit on the number of Options that may be outstanding at any point in time. This is the same as the limit above but assuming that any exercised Options granted less than five years ago, where the Executive is still with the Group, are still unexercised.

This second Board imposed limit is subject to Board review and amendment over time.

2.3 GRANT OF OPTIONS

2.3.1 Eligible Executives

Participation in the Option Plan is entirely at the discretion of the Board (or by delegation, the Executive Committee). In making these determinations, the Board or Executive Committee typically considers:

(a) the Executive's position with the MBL Group and the services provided to the MBL Group by the Executive;
(b) the Executive's record of employment with or service to the MBL Group;
(c) the Executive's potential contribution to the growth of the MBL Group; and
(d) any other matters which are indicative of the Executive's merit.

2.3.2 Grant of Options

If this Offer is accepted, the Bank will grant the specified number of Options to the Eligible Executive or his/her nominated Controlled Company or his/her nominated Permitted Trustee, which will be registered in the name of BSCL on the Optionholder's behalf.

If an Eligible Executive accepts the Offer, the Eligible Executive will be required to execute an agreement between the Bank, BSCL and the Eligible Executive. This agreement will provide that BSCL will hold the Options as nominee for the Optionholder and that all benefits of ownership will be passed to the Optionholder.

Eligible Executives should note that there are likely to be different taxation consequences in taking up the Options via a Controlled Company or a Permitted Trustee (see section 4.4 below).

No consideration is payable for the grant of Options, however any applicable employment taxes and oncosts may be charged to the Eligible Executive's BCR (see section 4.6 below).

Any liabilities associated with holding Options are the responsibility of the Optionholder, particularly as regards the payment of any exercise amount, tax and / or duties.

2.3.3 Grant dates

New Starter Options will normally be granted on the 8th and 22nd day of each calendar month or, if the 8th or 22nd day of a calendar month is not a business day in New South Wales, the next business day following that day (together the "Scheduled Grant Dates"). In order for your New Starter Options to be granted on a Scheduled Grant Date, your Application Form must be received by the Company Secretarial Division, Level 15 No. 1 Martin Place, Sydney, NSW by no later than 4.00 pm on the business day prior to the Scheduled Grant Date. If your Application Form is received after 4.00 pm on the business day prior to the Scheduled Grant Date, your New Starter Options will be granted on the next following Scheduled Grant Date.

Where Options are offered to a person to whom an offer of employment as an Associate Director, Division Director or Executive Director of, or appointment as a Consultant to, the MBL Group or an Associated Company has been made, but who has not commenced in that capacity, then subject to receipt by the Company Secretarial Division of the Application Form, the Options will be granted to that person on the first Scheduled Grant Date after the person commences in that capacity. However, the Options will not be granted to that person unless they commence employment as an Associate Director, Division Director or Executive Director of, or as a Consultant to, the MBL Group or an Associated Company (as applicable), on the date specified in their offer of employment or appointment as such or as otherwise specified by the MBL Group entity or Associated Company by which that offer of employment or appointment is made.

Mid Year Options will normally be granted on 1 August 2005. In order for your Mid Year Options to be granted on 1 August 2005, your Application Form must be received by the Company Secretarial Division, Level 15 No. 1 Martin Place, Sydney, NSW by no later than 4.00 pm on 29 July 2005. If your Application Form is received after 4.00 pm on 29 July 2005, your Mid Year Options will be granted on the next following Scheduled Grant Date.

Application Forms for the grant of Mid Year Options will not be accepted after 4.00 pm on 29 September 2005.

Where Options are offered to a person who the Bank may not permit to acquire Options without the approval of the Bank's shareholders under the Listing Rules, the Options will not be granted to that person if that approval is not obtained.

Notwithstanding the above, the Bank reserves the right, at its absolute discretion, to grant options on a date other than the next following Scheduled Grant Date.

2.3.4 Exercise of Options

On exercise of an Option by an Optionholder, the nominee (being BSCL) will initially be allotted Shares which will rank pari passu with all other Shares then on issue. These Shares are then transferred to the Optionholder, or otherwise dealt with by the Optionholder, subject to the DESOP provisions described in Section 3, under which the shares are held by the Optionholder and certain restrictions are placed on the Optionholder's ability to deal with these Shares.

No cash outlay will be required to be paid to the Bank other than payment of the Exercise Price on exercise of the Options, payment of any withholding tax on the exercise of the Options, plus any Exercise Fee which may be payable in respect of the exercise of Options subject to United Kingdom National Insurance Contributions (see section 2.7 below).

2.3.5 Exercise Price

The Exercise Price applicable to an Eligible Executive is set out in his/her personalised Application Form.

The Exercise Price is determined by the Bank. For New Starter Options, the Exercise Price will normally be the weighted average price of Shares traded on ASX during the one week up to and including the date of grant of the Options (adjusted for cum-dividend trading and excluding certain special trades). For Mid Year Options, the Exercise Price will normally be the weighted average price of Shares traded on ASX during the one week up to and including 1 August 2005 (adjusted for cum-dividend trading and excluding certain special trades). However, subject to the Listing Rules, the Board and the Executive Committee have discretion to vary the method of determining the Exercise Price applicable to any allocation of Options.

2.3.6 Controlled Company/ Permitted Trustee

The Rules allow an Eligible Executive to nominate a Controlled Company, as defined in the Rules, as the beneficial owner of the Options allocated to the Eligible Executive. A Controlled Company is defined in the Rules to mean, in relation to an Executive, a body corporate in respect of which one or more of the following applies:

(a) the Executive holds more than one-half of the issued share capital;

(b) the Executive is in a position to cast, or control (directly or indirectly) the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of that body corporate; and

(c) the Executive controls the composition of the board of directors, committee of management, council or other governing authority.

If an Eligible Executive wishes to nominate such a company, the Eligible Executive should notify Company Secretarial in writing as soon as possible with the name, ABN, place of incorporation and registered office address of the company, and evidence to show that it is a Controlled Company of the Eligible Executive, so that revised Powers of Attorney can be sent to the Eligible Executive in time to reply by the closing date. The Deed of Grant will be required to be entered into by both the Eligible Executive and the Controlled Company and hence a Power of Attorney for each will be required.

The Rules allow an Eligible Executive to nominate a Permitted Trustee, as defined in the Rules, as the beneficial holder of the Options allocated to the Eligible Executive. A Permitted Trustee is defined in the Rules to mean an entity approved by the Committee to hold an Option on trust for a Participant from time to time. The only entity currently approved as a Permitted Trustee is the "International Pension Plan", which is a pension plan available to certain employees in the United Kingdom. Eligible Executives are advised to take their own independent legal and taxation advice in respect of the consequences of nominating a Permitted Trustee as the beneficial holder of their Options.

Eligible Executives, who are not resident in Australia should note that there may be restrictions on their acquiring Options in other than their own name.

2.4 EXPIRY AND LAPSE OF OPTIONS

Options which have not previously been exercised or have not otherwise lapsed (see 2.4.1 below) will expire on, and so may not be exercised after, the fifth anniversary of the date of grant ("Expiry Date").

2.4.1 Lapse of Options

Each Option lapses:

(a) on exercise of the Option;

(b) if the Option has not been previously exercised, on the Expiry Date;

(c) if the relevant Executive ceases to be an Employee or Consultant of the MBL Group after the Option has vested and the Option is not exercised within six months of ceasing to be an Employee or Consultant;

(d) if the Executive Committee becomes aware of circumstances which, in the reasonable opinion of the Executive Committee, indicate that the relevant Executive has acted fraudulently, dishonestly or in a manner which is in breach of his or her obligations to the Bank or any Associated Company of the Bank and the Executive Committee (in its absolute discretion) determines that the Option lapses;

(e) if the Bank commences to be wound up; or

(f) if the Optionholder was a Controlled Company of an Executive or a Permitted Trustee of an Executive when the Option was granted and, without the prior written consent of the Executive Committee, the Optionholder ceases to be a Controlled

Company of the same Executive or a Permitted Trustee of the same Executive, as the case may be.

Subject to discretions which the Executive Committee may exercise (see below), each Option also lapses if the relevant Executive:

(a) dies; or
(b) ceases to be an Employee or Consultant of the MBL Group before the Option has vested.

If the relevant Executive ceases to be an Employee or Consultant of the MBL Group or an Associated Company before an Option has vested and before the Expiry Date, or the Executive's Application Form so provides, the Executive Committee may in its absolute discretion (on any conditions which it thinks fit) decide that the Option does not lapse but lapses at the time and subject to the conditions it may specify by notice to the Optionholder. In making such a decision, the Executive Committee may consider any relevant matter (including, without limitation, whether the Executive ceased to be an employee by reason of retirement, ill-health, accident or redundancy).

If an Executive dies before an Option has vested and before the Expiry Date, or the Executive's Application Form so provides, the Executive Committee may in its absolute discretion (on any conditions which it thinks fit) decide that the Option does not lapse but lapses at the time and subject to the conditions which it specifies in the approval. If the Option was granted to Executive's Controlled Company or Permitted Trustee, the Option can then be exercised by that entity (but only at a time permitted by the Executive Committee and in accordance with any conditions specified by the Executive Committee in the approval). If the Option was granted to the Executive, the Executive Committee may in its absolute discretion allow the Option to be transferred to the Executive's legal personal representative so that the Option can be subsequently exercised (but only at a time permitted by the Executive Committee and in accordance with any conditions specified by the Executive Committee in the approval).

2.4.2 Employment Events

Options granted under this Offer are issued subject to a condition that a proportion of those Options, held in respect of an Executive which have not yet vested will lapse if an Employment Event occurs in respect of that Executive. For the purpose of Options issued under this Offer, an Employment Event occurs if:

(a) the Executive changes from full-time work to part-time work including part-time consultancy arrangements; or
(b) takes leave without pay, apart from maternity leave, in excess of 3 months; or
(c) the Executive reduces his/her part-time hours of work.

If an Executive takes maternity leave for a period of 12 months, which is immediately followed by a period of approved unpaid leave of more than 3 months, an Employment Event will only occur in respect of that Executive when the period of unpaid leave exceeds 3 months. The number of Options which will lapse as a result of an Employment Event will be calculated immediately prior to the relevant vesting date of the Options, as set out below.

If an Employment Event occurs in respect of an Executive, the number of Options held in respect of that Executive which would be retained by the relevant Optionholder is:

(a) all vested Options at the time of the occurrence of the Employment Event; and
(b) the following proportion of each tranche of unvested Options (determined immediately prior to the relevant vesting date for that tranche):

Tranche 1 (i.e. those Options which vest on 1 July 2007 or the second anniversary of the date the Executive commenced employment with the MBL Group or an Associated Company as the case may be):

$$\frac{\text{number of paid hours worked in 24 months preceding the vesting date}}{2 \times \text{annual number of hours anticipated to be worked as at initiation date}^{\#}} \times \text{first tranche}$$

Tranches 2 and 3 (i.e. those Options which vest on 1 July 2008 and 1 July 2009 respectively, or on the third and fourth anniversary of the date the Executive commenced employment with the MBL Group or an Associated Company, as the case may be):

$$\frac{\text{number of paid hours worked in 12 months preceding the vesting date}}{\text{annual number of hours anticipated to be worked as at initiation date}^{\#}} \times \text{second or third tranche}^{*}$$

* as appropriate

the initiation date is 1 July 2005 for Mid Year Options or the date the Executive commenced their employment or consultancy with the MBL Group or an Associated Company for New Starter Options.

The remaining unvested Options held in respect of that Executive, which are not to be retained by the relevant Optionholder as determined above will lapse.

The relevant MBL Group Head may determine in their absolute discretion, that some or all Options which would otherwise lapse because of a prior Employment Event do not lapse.

For the purposes of this section, full time employment at MBL is recognised to comprise 37.5 hours per week. No Executive is entitled to be granted more Options, nor will any Options vest earlier than they otherwise would, if an Employment Event occurs such as

the Executive changing from part-time employment or consultancy to full-time employment or the Executive, being a part-time employee or Consultant, increases the number of hours he or she works per week.

For example:
An Executive who holds 3,000 unvested Options that were issued under this Offer works full-time from 1 July 2005 to 30 June 2006, that is 37.5 hours per week. If that Executive then changes to part-time work i.e. 3 days per week from 1 July 2006 to 30 June 2007, that is 22.5 paid hours per week (37.5 x 3/5 = 22.5), then the Executive will retain the following number of the first tranche of his/her Options:

$$\frac{(52x37.5)+(52x22.5)}{2x(52x37.5)} = \frac{3120}{3900} \times 1000 \text{ Options} = 800 \text{ Options}$$

Therefore, 200 of the Executive's unvested Options will lapse.

If the Executive continues part-time work for 3 days per week from 1 July 2007 to 30 June 2008, then the Executive will retain the following number of the second tranche of his/her Options:

$$\frac{(52x22.5)}{(52x37.5)} = \frac{1170}{1950} \times 1000 \text{ Options} = 600 \text{ Options}$$

Therefore, 400 of the Executive's unvested Options will lapse.

If the Executive reverts to full time work from 1 July 2008 to 30 June 2009, then the Executive will retain all of the third tranche of his/her Options, being 1,000 Options.

2.5 VESTING OF OPTIONS

The Options are subject to a vesting arrangement such that Options which have not vested at the date of ceasing employment with the MBL Group or an Associated Company will, unless the Board or Executive Committee resolve otherwise, immediately lapse unexercised. The vesting arrangement applicable to the Options offered to an Eligible Executive is set out in his/her Application Form.

Each allocation of Mid Year Options will normally vest progressively over four years as follows:

(a) as to one third of the Options, on 1 July 2007;
(b) as to another one third of the Options, on 1 July 2008; and
(c) as to the remaining one third of the Options, on 1 July 2009.

Each allocation of New Starter Options will normally vest progressively over four years as follows:

(a) as to one third of the Options, after the second anniversary of the date of commencement of relevant employment or consultancy;

(b) as to another one third of the Options, after the third anniversary of the date of commencement of relevant employment or consultancy; and

(c) as to the remaining one third of the Options, after the fourth anniversary of the date of commencement of relevant employment or consultancy.

Once vested, each Option is exercisable until the Expiry Date into one Share in the Bank (subject to adjustment over time for bonus issues and similar events described in section 2.11 below), which will be the same as all other Shares then on issue.

2.6 EXERCISE OF OPTIONS

Exercise of Options by Executives is subject to the Bank's staff trading rules at the time of exercise. Options granted to residents in jurisdictions other than Australia may also be subject to further exercise conditions, as set out on the personalised Application Form accompanying this Prospectus.

Under the current staff trading rules, Options may only be exercised:

(a) from the ex-dividend date for the Bank's Shares in May/June until the end of August; and

(b) from the ex-dividend date for the Bank's Shares in November/December until the end of February.

The Rules set out other periods during which Options may be exercised including where the Bank makes a rights or entitlements issue of securities to its ordinary shareholders (and the Options have vested), where there is a deemed "Change in Control" of the Bank and where a takeover offer is made for the Shares. Please refer to the Rules for further details.

Subject to the Rules (in particular as described in section 2.10 below) and the staff trading rules, once an Optionholder, or if the Optionholder is a Controlled Company or a Permitted Trustee, the relevant Eligible Executive, leaves the employ of the MBL Group or an Associated Company, any vested Options may be exercised during the next six months, (subject to the above staff trading rules) after which the Options will lapse unexercised.

At the time of exercising Options, Optionholders will need to consider whether they are in possession of information which may lead to any contravention of the insider trading laws in the Corporations Act. If in any doubt please seek professional legal advice.

To exercise an Option, an Optionholder must give a notice specifying that he or she wishes to exercise the Option to the Bank accompanied by:

(a) the relevant Option Certificate, if any; and
(b) payment of the full amount of the Exercise Price.

Exercise of an Option is only effective when the Bank receives full value for the full amount of the Exercise Price, which must be made by cheque, bank draft or other immediately available funds in favour of the Bank. The Bank does not currently require a minimum number of Options to be exercised but the Rules provide that the Executive Committee may, in the future, determine a minimum number. The exercise of an Option does not prevent the exercise of any other Option.

Not more than fifteen business days after the exercise of an Option becomes effective, the Bank must allot and issue the Shares the subject of the Option. These Shares will rank *pari passu* in all respects (including as to dividends the entitlement to which is determined after the allotment) with all other Shares then on issue. The Bank must apply to ASX (and any other stock exchange on which the Shares of the Bank are then quoted) for, and will use its best endeavours to obtain, quotation for those Shares.

Where at the same time an Optionholder is obliged under the Rules to make a payment to the Bank and the Bank is also obliged under the Rules to make a payment to the Optionholder, the Executive Committee may decide to set off the amount of those payments so that:

(a) payment of the lesser amount is fully satisfied; and
(b) payment of the greater amount is satisfied by the payment of the difference between the lesser amount and the greater amount.

Please also refer to Section 3 for information on restrictions on Shares resulting from the exercise of Options.

Dealing in Shares resulting from the exercise of Options is also subject to the Bank's rules on staff trading. The current policy is that there are three staff trading periods per year during which staff may buy or sell Shares, each of approximately three to five weeks duration following the announcements of the Bank's interim and final results and after the Bank's shareholder annual general meeting.

2.7 EXERCISE CONDITIONS ON OPTIONS ISSUED TO UK RESIDENTS

Rates and thresholds in this section are current as at 1 April 2005.

In the United Kingdom ("UK"), National Insurance ("NI") contributions will be payable by the Bank at the time of exercise of Options issued to UK residents after 5 April 1999. Employers' NI contributions are currently levied at the rate of 12.8% and in respect of Options will (based on current legislation) be applied on the difference between the amount paid for the Option and the market value of the resulting share(s). UK NI contributions may be payable on exercise of Options even if the Grantee has subsequently ceased to be a resident of the UK.

The Executive Committee has resolved to apply the existing Group-wide policy of recovering the cost of such taxes and charges from the affected employees. As a result, Options issued to UK residents pursuant to this Prospectus will be subject to a special "Exercise Fee".

This Exercise Fee will be equivalent to the amount of any taxes or charges (including but not limited to employers' UK NI contributions) which are or may become payable as a result of the exercise of the Options. This amount will be in addition to the Exercise Price of the Options and will be payable at the time the Options are exercised.

The Executive Committee may, in future, waive or reduce the Exercise Fee, in general, or in specific situations.

UK residents should also note that employees' NI contributions are also payable by the Grantee. Contributions are due on income derived from UK services based on the following rates:

Income (£) per annum (including Option gains)	Rate on income in band
0 – 4,888	0%
4,888 – 32,760	11%
32,760+	1%

A specific Application Form must be completed by Optionholders who will be resident in the UK at the time that their Options are granted. This Application Form sets out details of the Exercise Fee.

2.8 U.S. TRANSFER RESTRICTIONS

Neither the Options nor the Shares issuable upon exercise of the Options have been, or will be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or any U.S. state or other securities laws. The Options and the Shares have not been approved, disapproved or recommended by any U.S. federal, state or other securities commission or regulatory authority.

The Options and the Shares issuable upon exercise of the Options constitute "restricted securities" within the meaning of Rule 144 under the Securities Act. The Options or Shares may be offered, sold or otherwise transferred only (a) outside the United States in an offshore transaction meeting the requirements of Rule 903 or Rule 904 of Regulation S under the Securities Act, (b) pursuant to an exemption from registration under the Securities Act provided by Rule 144 under the Securities Act (if available), (c) to a person whom it reasonably believes is a Qualified Institutional Buyer in a transaction meeting the requirements of Rule 144A under the Securities Act, or (d) pursuant to an effective registration statement under the Securities Act covering the shares, and in each case in accordance with any applicable securities laws of any state of the United States or other jurisdiction.

2.9 EXERCISE CONDITIONS ON EXECUTIVE DIRECTOR OPTIONS

Options granted to Executive Directors are subject to additional exercise conditions which must be met before exercise is allowed. If applicable, refer to your personalised Application Form. In summary, Options granted to Executive Directors who are not Executive Voting Directors or members of the Executive Committee at the time of grant, may be exercised once vested and if the Bank's average annual return on ordinary equity for the three previous financial years is above the 50th percentile of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index.

Executive Directors who are Executive Voting Directors or members of the Executive Committee at the time of grant may exercise vested Options if the Bank's average annual return on ordinary equity for the three previous financial years is above the 65th percentile of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index.

The condition will be examined quarterly from vesting until expiry of the Options. Options which have vested, but are not able to be exercised at a particular examination date, will be exercisable (until expiry) at or after future quarterly examination dates when and if the exercise conditions pertaining to any of those dates have been met.

2.10 MODIFICATION OF VESTING PERIOD, EXERCISE PERIOD AND EXERCISE CONDITIONS

Where an Executive ceases or gives notice that she/he intends to cease to be an employee of the MBL Group or an Associated Company before any Options held vest, or the Executive's Application Form so provides, the Board or Executive Committee in their absolute and unfettered discretion may determine any or all of the following:

(a) that the vesting period of an Option is reduced to a period shorter than that specified in the invitation made in relation to that Option;

(b) that the period during which an Option may be exercised is extended for a specified period following the time that the Executive ceases to be an employee (but not beyond the Expiry Date); and

(c) that any exercise condition of the Option be waived.

2.11 DIVIDEND, VOTING, ADJUSTMENTS AND OTHER RIGHTS

Options carry no dividend or voting rights. The Rules also state that the Option Plan does not give an Executive any additional rights to compensation or damages as a result of the termination of employment or appointment.

2.11.1 Capitalisation of profits or reserves

Where prior to the Expiry Date of an Option, the Bank issues Shares by way of capitalisation of profits or reserves, subject to the clauses on Pro-Rata Bonus issues (see 2.11.8 below), the Board or the Executive Committee may in their absolute discretion adjust either or both the number of Shares to be issued on exercise of an Option and the Exercise Price for that Option.

2.11.2 New issues

Where prior to the Expiry Date of an Option, the Bank gives holders of Shares the right (pro-rata with existing shareholdings and on terms including the payment of some consideration by the holders of Shares on exercising the right) to subscribe for additional Shares and the Option is not exercised as contemplated below (see 2.11.3), the Exercise Price of an Option after the issue of those Shares is adjusted in accordance with the formula below:

$$O' = O - \frac{E[P - (S + D)]}{N + 1}$$

where:

O' = new Exercise Price of the Option;

O = old Exercise price of the Option;

E = number of Shares into which one Option is exercisable;

P = the average closing price on the Automated Trading System provided for the trading of Shares on ASX, excluding special crossings, overnight sales and exchange traded option exercises per Share (weighted by reference to volume) during the 5 trading days ending before the ex-rights date or ex-entitlements date;

S = subscription price for one Share under the rights or entitlements issue;

D = dividend due but not yet paid on Shares (except those Shares to be issued under the rights issue or entitlements issue);

N = number of Shares with rights or entitlements that must be held to receive a right to one new Share.

2.11.3 Rights/entitlements issues

Where an Option has vested and prior to the Expiry Date of an Option, the Bank makes an offer or invitation to holders of Shares for subscription for cash for shares, options or other securities of the Bank or any other entity, the Bank must give the Optionholder notice not less than ten business days before the book's closing date to determine entitlements to receive that offer or invitation. This is to enable the Optionholder to exercise the Option and receive the offer or invitation in respect of the Shares allotted on exercise of the Option.

2.11.4 Sub-division or consolidation

Where prior to the Expiry Date of an Option, the Bank subdivides or consolidates its Shares, the number of Options is subdivided or consolidated in the same ratio as the Shares are subdivided or consolidated, and the Exercise Price is amended in inverse proportion to the ratio in which the Shares are subdivided or consolidated.

2.11.5 Return of capital

Where prior to the Expiry Date of an Option, the Bank returns issued capital to holders of Shares, the Exercise Price of each Option is reduced by the same amount as the amount returned in relation to each Share.

2.11.6 Cancellation of capital

Where prior to the Expiry Date of an Option, the Bank cancels Shares on a pro-rata basis, the number of Options is reduced in the same ratio as the Shares are cancelled, and the Exercise Price of each Option is amended in inverse proportion to the ratio in which the Shares are cancelled.

2.11.7 Other reorganisations

Where prior to the Expiry Date of an Option, the Bank reorganises its issued capital in a manner that is not referred to in 2.11.4, 2.11.5 or 2.11.6 above, the number of Options, or the Exercise Price of those Options, or both, must be reorganised so that the Optionholder does not receive a benefit that holders of Shares do not receive. This does not prevent a rounding up of the number of Shares the Optionholder may receive on exercise of an Option if the rounding up is approved at the meeting of Share holders which approves the reorganisation.

2.11.8 Pro-rata bonus issues

Where prior to the Expiry Date of an Option, the Bank makes a pro-rata bonus issue to holders of Shares and the Option is not exercised before the book's closing date to determine entitlements to that bonus issue, the number of Shares to be issued on exercise of the Option is the number of Shares, which would have been issued on exercise of the Option before that bonus issue, plus the number of bonus Shares which would have been issued to the Optionholder, if the Option had been exercised before that book's closing date.

2.11.9 Notice of adjustment

The Bank must give notice to Optionholders of any adjustment to the number or description of securities which are to be issued on exercise of an Option or to the Exercise Price (if the Bank is listed on ASX, in accordance with the applicable Listing Rules).

2.11.10 Listing Rules

If the Bank is listed on ASX, each amendment contemplated by the provisions described above is subject to its being consistent with the Listing Rules.

2.11.11 Cumulative adjustments

Each adjustment described in 2.11.1 to 2.11.8 above is to be made to either or both the Shares and the Exercise Price in respect of each Option granted and unexercised at the time of the adjustment.

2.11.12 Rounding

Before an Option is exercised, all adjustment calculations are to be carried out including all fractions (in relation to both the Shares and the Exercise Price of the Options). On exercise by a person of a number of Options, the aggregate number of Shares issued to that person as a result of those exercises is rounded down to the next lower whole number and the Exercise Price per Option rounded up to the next higher cent.

2.12 AMENDMENT OF THE OPTION PLAN

Subject to the Listing Rules, the Board or Executive Committee may at any time and from time to time by resolution:

(a) amend all or any of the Rules or all or any of the rights or obligations of the Optionholders or any of them; and

(b) formulate (and subsequently amend) special terms and conditions, in addition to those set out in these Rules, to apply to Eligible Executives employed in, resident in, or who are citizens of, a particular jurisdiction.

2.13 TRANSFER OF OPTIONS

Each Option is personal to the Optionholder and is not transferable, transmissible, assignable or chargeable except in the situations described immediately below or with the prior written consent of the Executive Committee. The exercise conditions set out on the personal Application Form accompanying this Prospectus may include further restrictions on the transfer of Options.

2.13.1 Death

If an Optionholder dies after an Option has vested and before the Expiry Date of the Option, with the written approval of the Executive Committee in its absolute discretion, the Option may (but only at a time permitted by the approval and in accordance with any

conditions specified in the approval) be transferred to the Optionholder's legal personal representatives.

2.13.2 Transfers from or to a Controlled Company

Executive Committee has given prior consent to transfers of Options in the following circumstances:

(a) for an Option issued to an Eligible Executive in their own name, consent has been given for the transfer of the Option into a Controlled Company of the Eligible Executive; and

(b) for an Option issued to a Controlled Company of an Eligible Executive, consent has been given for the transfer of the Option into the individual name of the Eligible Executive.

For more information on how to transfer an Option from or to a Controlled Company, an Optionholder should contact Company Secretarial on (02) 8232 6053.

2.13.3 Sale of Options Facility

Executive Committee may from time to time, permit the transfer of Options under an approved sale of Options facility under which an Optionholder may transfer to an approved third party, unexercised vested Options which have met any applicable exercise conditions.

As at the date of this prospectus, MBL has approved a sale of Options facility which will be offered to Optionholders by a third party. Executive Committee has given its approval for transfers of Options in accordance with this facility.

Broadly the terms of the sale of Options facility are as follows:

- During a period when an Optionholder can both exercise Options and sell MBL shares (and only during such periods), an Optionholder sells a vested Option (which has met any applicable exercise conditions) to the third party;

- Optionholder receives the consideration reflecting the current market price of the underlying shares less the exercise price and the facility fee;

- The third party will be required to withhold from the Optionholder and pay to MBL any applicable withholding taxes.

Please refer to MacNet or contact the Company Secretarial Division for details of the current sale of Options facility.

MBL does not guarantee that a sale of Options facility, or any similar facility for the transfer of Options, will be available when your Options vest and/or when you may be interested in disposing of them.

2.14 ISSUES TO SPR PLAN COMPANY

The Bank may amend the Plan Rules to permit the offer of Options to an external company (proposed to be called the SPR Plan Company in the Plan Rules) in connection with offers to employees of and Consultants to the Group under other long term incentive plans. Any amendment of the Plan Rules for this purpose will not affect the rights of existing Plan participants under the Plan or Offers made under this Prospectus.

2.15 UK SUB-PLAN

A UK specific options sub-plan ("UK Sub-plan") was introduced on 11 February 2005. Information concerning the UK Sub-plan will accompany the Application Form sent to Eligible Executives who may be granted Options under the terms of the UK Sub-plan. The introduction of the UK Sub-plan has not affected the rights of existing Plan participants under the Plan. An information booklet relating to the UK Sub-plan and a copy of the rules relating to the UK Sub-plan are available on MacNet.

2.16 ADMINISTRATIVE ARRANGEMENTS

The Deed of Grant, whereby Options are granted, between an Eligible Executive, (the Eligible Executive's Controlled Company or Permitted Trustee, if applicable), the Bank and BSCL may be executed by an Attorney for the Eligible Executive and, if applicable, the Controlled Company or the Permitted Trustee.

Eligible Executives wishing to be granted Options should complete the Power(s) of Attorney incorporated in the Application Form, which appoints Dennis Leong, Company Secretary, and Angela Blair and Amelia Cho, Assistant Company Secretaries, as the attorneys to execute the Deed of Grant, and return to Company Secretarial by the date stated in the invitation.

A separate power of attorney is also incorporated into the Application Form which relates to the DESOP (see section 3.4 below).

A sample Deed of Grant is attached as the Appendix.

3. DEFERRED EXERCISE SHARE OPTION PLAN

3.1 INTRODUCTION

The Option Plan Rules include a six month Non-Disposal Period and other Restrictions relating to granting security over or disposing of the Shares issued on exercise of an Option issued under the Option Plan. Shares issued on exercise of an Option may also be forfeited in certain circumstances. These parts of the Option Plan Rules are referred to as the Deferred Exercise Share Option Plan ("DESOP").

Shares resulting from the exercise of Options will be placed under the DESOP unless Optionholders request the Bank waive the application of the DESOP arrangements to some or all of the Shares. Unless the Bank is aware of circumstances which, in the reasonable opinion of the Bank, indicate that the relevant Executive may have acted fraudulently, dishonestly or in a manner which is in breach of his/her obligations to the Bank or any Associated Company then this request will be granted by the Bank.

The taxation implications of participating in the DESOP are set out in the "Taxation Considerations" section below.

3.2 HOW THE DESOP OPERATES

3.2.1 MBL Shares resulting from the exercise of Options

Subject to the following comments, an Optionholder's Shares resulting from the exercise of Options will be automatically placed into the DESOP. The Option Exercise Form must be completed and signed by the Optionholder at the time the Optionholder elects to exercise their Options. At this time the Optionholder may also request the Bank waive the application of the Non-Disposal Period and Restrictions on Shares issued on exercise of the Option. The Shares will be held outside the DESOP, provided this request is accepted by the Bank.

3.2.2 How the Shares are held in DESOP

The Shares which are held in the DESOP will be registered in the name of the Optionholder and cannot be held under any other name. The Shares are held subject to the terms of the DESOP. The Shares will be uncertificated. A DESOP Participant will be sent a holding statement shortly after the Shares are registered in their name.

3.2.3 Purpose and role of the DESOP

The Bank has introduced the DESOP into the Option Plan to further encourage long term employee share ownership and alignment of the interests of employees with shareholders.

Shares held in the DESOP may qualify for a tax deferral in Australia until the earlier of ten years from the date of grant of the underlying Options, the date when shares may first be

sold, having been withdrawn from the DESOP, or the date the relevant Eligible Executive resigns from the Bank or an Associated Company of the Bank. (See section 4, "Taxation Considerations").

The Shares are subject to a six month Non-Disposal Period from the date that the Shares are placed into the DESOP and are subject to the Restrictions which apply at all times while held under the DESOP.

3.2.4 How the DESOP is administered

The day to day administration of the DESOP is undertaken by the Plan Company, an independent company owned by the partners of Moore Stephens WI Chartered Accountants. The Bank may replace the Plan Company and appoint a new entity to act as the Plan Company at any time by notice in writing to the Plan Company or otherwise as agreed between the Bank and the Plan Company.

3.3 MAIN CONSEQUENCES TO EXECUTIVES FROM DESOP

The Shares may be held under the DESOP until ten years from the date of grant of the Options (or until the DESOP Participant elects to sell or withdraw the Shares, or the relevant Executive leaves the employ of the Bank or an Associated Company, if earlier).

Where the Eligible Executive is the Optionholder and provided the Eligible Executive does not make the taxation election discussed in section 4, "Taxation Considerations" below, no tax will be payable on grant or exercise of the Options, however any applicable employment taxes and oncosts may be charged to the Eligible Executive's BCR (see section 4.6 below). Normal income tax (not capital gains tax) will be payable by the DESOP Participant (based on the market value, or sales proceeds, of the Shares less the Exercise Price paid on the exercise of the Options) at the earlier of:

(a) ten years from the date of grant;

(b) the date the Eligible Executive ceases employment; or

(c) the date when Shares may first be sold, having been withdrawn from the DESOP.

Where a Controlled Company is the Optionholder, participation in the DESOP will create no additional taxation consequences.

The Shares held in DESOP do not attract fringe benefits tax and are not subject to any superannuation restrictions. In addition, DESOP Participants are not responsible for

administration costs involved in operating the DESOP as these costs are borne by the Bank.

Some examples of situations in which an Executive may wish to request the Bank waive the application of the Non-Disposal Period and Restrictions on Shares

1. Executives who do not want Shares to be subject to a six month Non-Disposal Period and ongoing Restrictions and forfeiture provisions (as described in section 3.6) for the entire time the Shares are held in DESOP;
2. Executives who wish to grant security over Shares issued on exercise of their Options. A third party is likely to be reluctant to accept security over Shares which are held subject to the Restrictions and forfeiture provisions of the DESOP, assuming such security is permitted by the Plan Company and the Bank;
3. Executives who are overseas residents;
4. Executives who hold their Options via a company structure and who were assessed for tax on receipt of the Options;
5. Executives who are intending to resign within a short time frame from the Bank or an Associated Company of the Bank (once employees resign, they cannot remain in the DESOP);
6. Executives who wish to sell the Shares on exercise of the Options; and
7. Executives who have made the taxation election discussed in Section 4. below.

3.4 HOW TO EXERCISE AND NOT PARTICIPATE

The Application Form for Eligible Executives to apply for Options also includes a DESOP Power of Attorney, which must be completed as part of the application for Options. The DESOP Power of Attorney will enable the Plan Company and its officers to acquire, dispose of, or to otherwise deal with, any Shares under the DESOP on behalf of the DESOP Participant.

Before an Optionholder exercises Options, the Optionholder must complete an Option Exercise Form. The Option Exercise Form will allow an Optionholder to request the Bank to waive the application of the Non-Disposal Period and Restrictions on all or a lesser nominated amount of Shares. Unless the Bank is aware of circumstances which, in the reasonable opinion of the Bank, indicate that the relevant Executive may have acted fraudulently, dishonestly or in a manner which is in breach of their obligations to the Bank or any Associated Company then this request will be granted by the Bank. Any remaining Shares not subject to a waiver will be held in the DESOP.

A DESOP Participant must hold a minimum of 100 Shares under the DESOP. There is no maximum limit on the number of Shares the Optionholder may hold in the DESOP in relation to Shares resulting from the exercise.

3.5 ENTITLEMENTS RELATING TO SHARES HELD IN DESOP

Shares held in DESOP are fully paid ordinary Shares ranking equally with all other fully paid ordinary Shares of the Bank then on issue. DESOP Participants who hold Shares in DESOP will, (unless the Shares are forfeited):

(a) receive dividends in relation to the Shares under the DESOP. When the dividends are received, they become part of the DESOP Participant's income and will need to be declared in their taxation return. The Share Registry will send dividend statements directly to the DESOP Participant;

(b) qualify for rights, bonus and other issues of the Bank's Shares (if any); and

(c) have normal voting rights.

3.6 RESTRICTIONS ON DEALING WITH SHARES HELD UNDER DESOP

The Shares held under the DESOP will be subject to the Non-Disposal Period and the Restrictions as set out in the Rules and summarised below.

3.6.1 Non-Disposal Period

A DESOP Participant may not sell, transfer, or dispose of any Shares held under the DESOP for a period of six months from the date that the Shares are issued to the DESOP Participant on exercise of the Option, unless:

(a) the Plan Company approves the DESOP Participant's request for withdrawal because of special circumstances (eg death, total and permanent disability or demonstrated hardship) of the relevant Executive;

(b) the relevant Executive leaves the employ of the Bank or an Associated Company in the meantime. In this case, the Shares which are held by the relevant DESOP Participant will cease to be subject to the terms of the DESOP and will be held by the DESOP Participant outside the DESOP assuming the Shares are not liable to be forfeited; or

(c) a special situation arises such as a takeover of the Bank, a voluntary winding up of the Bank, the Shares become subject to compulsory acquisition, or the Bank being subject to a reconstruction or an amalgamation with other companies, in which case the Executive may be able to withdraw from the DESOP.

3.6.2 Forfeiture

A DESOP Participant will forfeit any right or interest in any Shares or entitlements under the DESOP to the Plan Company if the relevant Executive has been convicted on indictment of an offence against the Corporations Act in connection with the affairs of the Bank or an

Associated Company, commits any act of theft, fraud or defalcation in relation to the affairs of the Bank or any Associated Company (whether or not the Executive is charged with any offence) or if the relevant Executive does an act (or fails to do an act) which, in the opinion of the Bank, brings the Bank or any Associated Company into disrepute.

The Bank may determine that any forfeited Shares or their proceeds are to be transferred to another employee, used in another employee share plan of the Bank or used in the Macquarie Bank Superannuation Fund.

3.6.3 Security Interests

Security interests, including charges and mortgages, may only be granted in respect of Shares held under the DESOP if the relevant DESOP Participant receives the prior written consent of the Plan Company and is approved by the Bank. Such consent will only be provided where the Plan Company and the Bank are satisfied that the security interest would not interfere with their ability to enforce the restrictions and forfeiture provisions under the Rules. It is expected that financiers may have difficulty in accepting Shares held in the DESOP as security and DESOP Participants *should not assume that they will be able to charge or mortgage their DESOP Shares.*

3.6.4 Enforcement of Restrictions

The Plan Company is entitled to make such arrangements as it considers necessary to enforce the six month Non-Disposal Period, the other Restrictions on a DESOP Participant dealing with Shares or granting a security interest over Shares and the forfeiture provisions, and the DESOP Participant must agree to such arrangements.

3.7 WITHDRAWAL AND SALE OF SHARES

Following the expiry of the six month Non-Disposal Period, DESOP Participants wishing to sell Shares may do so only after the Shares are withdrawn from the DESOP. Shares may remain subject to the DESOP for a period of up to ten years from the date of grant of the Options. DESOP Participants who wish to withdraw Shares from the DESOP (whether to sell them or otherwise) must submit a Notice of Withdrawal of Shares which must be approved by the Plan Company.

Shares held by a DESOP Participant will also be withdrawn from the DESOP (providing those Shares have not been forfeited) on the earlier of:

(a) the relevant Executive ceasing to be employed by the Bank or an Associated Company; and

(b) ten years from the date of grant of the underlying Options.

If an Executive leaves the employ of the Bank or an Associated Company, then subject to the operation of the forfeiture provisions of the DESOP, the Plan Company will, on receiving notification from the Bank of his/her ceasing employment, advise the Share Registry to lift any restrictions on the relevant DESOP Participant's Shares.

Trading in Shares will still be subject to the Bank's then applicable rules on staff trading. However, it is noted that even during staff trading periods, staff who personally are in possession of non-public, price sensitive information about the Bank must not deal in Shares.

4. TAXATION CONSIDERATIONS

4.1 GENERAL COMMENTS

The following comments regarding the taxation implications of participation in the Option Plan are general in nature and **based on current Australian tax laws** and practices. Taxation in relation to the Option Plan is complex. Eligible Executives are advised to seek their own professional taxation advice in relation to their personal tax liabilities and, if relevant, those of their Controlled Company or Permitted Trustee. Such advice should be obtained at the time of application for Options and of completing their tax returns for the years including the date of grant, lapses of Options, exercises of Options, sale of Options, cessation of employment, and on sale of any Shares resulting from exercise of Options.

Eligible Executives subject to tax in overseas jurisdictions should seek specific professional taxation advice on their particular situations and note potential reporting and withholding obligations for the Bank outlined at 4.7.

Relationship with other Equity Plans of the Bank

Participants in other employee equity plans should ensure that they are aware of, and carefully consider, their taxation positions under those plans as it is important to consider the overall effect of making (or not making) the section 139E taxation election. Only one election can be made each financial year and this will apply to all employee equity plans under which the employee acquires shares or Options in that year, but not to acquisition of shares pursuant to the exercise of Options.

DESOP Conditions

Shares issued on the exercise of Options will, unless a waiver is granted, automatically be subject to the DESOP Non-Disposal Period and other Restrictions.

DESOP participants should note that the Bank does not warrant that any particular taxation treatment will apply. Participants should seek professional financial and taxation advice referable to their individual circumstances to assist in determining whether or not to request a waiver of the DESOP restrictions.

4.2 ELIGIBLE EXECUTIVE AS OPTIONHOLDER AND NO SECTION 139E ELECTION MADE

If the Options are taken up by the Eligible Executive personally **and the Tax Act section 139E election (see below) is not made**, no tax is payable on grant of the Option, however any applicable employment taxes and oncosts may be charged to the Eligible Executive's BCR (see section 4.6 below).

In such a case, the taxing point for the Options, called the "Cessation Time", is the earliest of the following events:

(a) where the DESOP conditions apply to the Shares acquired on exercise of the Options, the first time that those Shares could be traded following release from the DESOP conditions (i.e. the first day of the next staff trading period if the release occurs outside a staff trading period);

(b) when the Executive ceases employment with the Bank or an Associated Company (see section 4.5 below);

(c) ten years from the date of grant of the Options;

(d) where the Bank has waived the DESOP conditions, the exercise of the Options will be the taxing point:

(e) when the Executive disposes of the Options (eg. sale of vested Option under a sale of Options facility).

Note in relation to (a), the Commissioner may take the view that the Cessation Time is the time of release from DESOP conditions, not the first day of the next staff trading period.

If an Optionholder **sells the Options** within 30 days of the Cessation Time, the Optionholder will include as assessable ordinary income (not capital gain) an amount equal to the net sales proceeds of the Options.

If an Optionholder **exercises the Options and sells the Shares** within 30 days of the Cessation Time, the Optionholder will include as assessable ordinary income (not capital gain) an amount equal to the net sales proceeds of the Shares less the Exercise Price of the Options.

If an Optionholder **exercises the Options and holds the Shares** beyond 30 days of the Cessation Time the Optionholder will include as assessable ordinary income (not capital gain) an amount equal to the "market value" of the Shares at the Cessation Time less the Exercise Price of the Options. The "market value" is deemed to be the weighted average of the prices at which MBL Shares traded on ASX during the one week period up to and including the Cessation Time. For future capital gains tax ("CGT") purposes, the Shares will have a cost base equal to the market value of the Shares at the Cessation Time.

Should the Exercise Price exceed the market value, no amount will be required to be included in the Optionholder's assessable income. Strictly speaking, in these circumstances, the Shares will have a cost base (for CGT purposes) equal to their market value. However it may be that the Australian Taxation office ("ATO") will accept the Exercise Price as the cost base given that the provisions of the Tax Act do not seem to contemplate the situation where the market value is less than the Exercise Price.

4.3 ELIGIBLE EXECUTIVE AS OPTIONHOLDER AND SECTION 139E ELECTION MADE

If the Options are taken up personally by the Eligible Executive, the Tax Act section 139E election is available should the Eligible Executive wish to be assessed for tax in the tax year of grant, in which case there is no further tax until the sale of the Options or Shares. Any further assessable amounts at that time are assessed as capital gains, not ordinary income. *Note that the section 139E election covers all grants of shares and rights under employee share acquisition schemes during the tax year in question (but not the acquisition of shares pursuant to the exercise of options)*, and enables the tax-concession under the Macquarie Bank Employee Share Plan ("$1,000 Employee Share Plan") to be accessed.

An Eligible Executive has until the date of lodgement of the tax return for the year of grant of the Options to decide whether to make the election.

If an Eligible Executive makes the election, he/she must include an amount determined under the Tax Act (typically a specified percentage of the Exercise Price) as ordinary income for the year of grant. This same amount is also included in the capital gains cost base of the Option, and ultimately, the Share. Exercise of the Option does not trigger any tax liabilities but the Exercise Price is also included in the cost base of the Share.

The Share will be subject to the Non-Disposal Period and DESOP Restrictions unless these are waived by the Bank. *Where the election has been made, the DESOP conditions do not have any tax effect; neither entry nor exit from the DESOP is a taxable event.*

The specified percentage to be included in the Optionholder's assessable income for the year of grant of the Options depends on the "market value" of Shares on the date of grant relative to the Exercise Price. If these amounts are equal, the specified percentage is 11.6% (for a 5 year Option). If the market value has increased between the time of calculation of the exercise price and the grant of the Options, the specified percentage increases.

If having made the election the Option expires unexercised, the Eligible Executive's tax return should be amended and the overpaid tax refunded (together with assessable interest).

50% CGT Concession

The 50% CGT concession will apply to a capital gain made on Options or Shares which are sold more than 12 months after their acquisition date.

Where the Options are sold, the acquisition date is the Option grant date. If the Executive sells the Options more than 12 months after the grant date, any capital gain on the sale of the Options would be eligible for the 50% CGT concession.

Where the Options are exercised and Shares sold, the current view of the Australian Taxation Office, which is supported by recent case law, is that the acquisition date is the date the Options are exercised. On this view, the 50% CGT concession will only apply once the Shares have been held for 12 months starting from the day the Shares are acquired through the exercise of Options. On this view, if an Eligible Executive sells the Shares more than 12 months after the date the Shares are acquired, any capital gain on sale of the Shares would be eligible for the 50% CGT concession.

An alternative view is that the acquisition date is the date the Options are acquired on the basis that the grant of the Options constitutes an agreement to acquire the Shares, and the 12 month holding period commences from the date the agreement to acquire the Shares is entered into. If this view is correct, an Eligible Executive would not have to hold the Shares for more than 12 months for a capital gain to be eligible for the 50% CGT concession (provided the Eligible Executive acquired the Options at least 12 months prior to the disposal of Shares acquired pursuant to their exercise). The Commissioner of Taxation has disputed this treatment.

The Bank does not warrant any particular treatment. Therefore, if you wish to adopt the alternative view you should discuss with your personal tax adviser the applicability of the alternative views above to your particular circumstances.

4.4 CONTROLLED COMPANY OR PERMITTED TRUSTEE AS OPTIONHOLDER

If a Controlled Company (acting either as principal or as trustee of a family trust) or a Permitted Trustee, which is an "associate" (as defined in s139GE Tax Act) of an Eligible Executive takes up the Options, there are a number of important tax implications. No deferral of tax is available; an assessable income amount computed on the same basis as 4.3 above should be included as ordinary income in **the Eligible Executive's personal tax return** for the year of grant. This amount is also included in the capital gains cost base of the Options in the hands of the **Controlled Company or Permitted Trustee**.

No tax liabilities are triggered by exercise of the Options or the Eligible Executive leaving the employment of the MBL Group. Where the Option is disposed of the capital gains cost base includes the amount previously included in the Eligible Executive's assessable income. Where the Option is exercised and Shares sold, the capital gains cost base of the Shares includes both the Exercise Price and the amount previously included in the Eligible Executive's assessable income. If the Option lapses, the Controlled Company or Permitted Trustee would crystallise a capital loss equal to the amount previously included in the Eligible Executive's assessable income but in this case, the tax paid by the Eligible Executive is not refunded.

Shares acquired as a result of the exercise of Options will be subject to the Non-Disposal Period and DESOP restrictions unless these are waived by the Bank. Note that in these circumstances the DESOP restrictions do not have any tax effect; neither entry to nor exit from the DESOP is a taxable event.

It should be noted that capital losses can (subject to other requirements in the tax laws) only be offset against the Controlled Company's or Permitted Trustee's current or future capital gains. Any step-up in the cost base of assets in the hands of a company or trust may be effectively clawed back if the untaxed gain is distributed. It should also be noted that the discount capital gains concession is not available to companies.

You should seek your own independent professional taxation advice in relation to the taxation implications arising from the acquisition of Options by a Controlled Company or a Permitted Trustee.

4.5 IMPLICATIONS OF CESSATION OF MBL EMPLOYMENT

4.5.1 Optionholder is an Eligible Executive who has not made the section 139E election in respect of the year of grant of the Options

The Eligible Executive will be subject to income tax on cessation of employment with the MBL Group in respect of any vested Options or Shares acquired on exercise of those Options held subject to the DESOP restrictions. The lapsing of unvested Options (or the cancellation of vested Options) does not have any tax implications in these circumstances.

Vested Options

— If the vested Options are sold on or before the date of cessation of employment, the sales proceeds must be included in the Eligible Executive's normal assessable income (not capital gain) in the tax return for the year of sale.

— If the vested Options are exercised on or before the date of cessation of employment and the Shares are sold in an arm's length sale within 30 days of the date of exercise, the sales proceeds less the Exercise Price must be included in the Eligible Executive's normal assessable income (not capital gain) in the tax return for the year of exercise.

— If the vested Options are exercised on or before the date of cessation of employment (and the Shares are not held subject to the DESOP restrictions) and the Shares are not sold within 30 days of the date of exercise, the Eligible Executive must include in his/her tax return for the year of exercise the "market value" of the Shares at the date of exercise less the Exercise Price. The Shares acquired on exercise of those Options will have a capital gains cost base equal to their "market value" at the date of exercise of the Options. The "market value" is the weighted average Share price during the one week period up to and including the day of exercise. If there were no transactions during that period the latest offer price within that period is treated as the market value.

However, if the vested Options are exercised after the date of cessation of employment, and the shares are not sold within 30 days of the date of cessation of employment, the Eligible Executive must include in his/her tax return in the year of cessation of employment the greater of:

(a) the "market value" of MBL Shares on the date of cessation of employment less the Exercise Price of the Options; and

(b) a specified percentage of the Exercise Price, calculated by reference to the remaining life of the Options, and the "market value" of MBL Shares at the date of cessation of employment relative to the Exercise Price (refer to the Taxation Division for detailed calculation).

The amount included in assessable income is also included in the cost base of the Options and, on exercise of the Options, is included in the cost base of the Shares acquired on exercise of those Options.

If the vested Options are exercised after the date of cessation of employment, and the Shares are sold within 30 days of the date of cessation of employment, the sale proceeds less the Exercise Price must be included in the Eligible Executive's normal assessable income (not capital gain) in the tax return for the year of cessation of employment.

DESOP Shares

If the Options have been exercised during employment and the Shares acquired on exercise of those Options are held subject to the Non-Disposal Period and DESOP Conditions, the Shares will leave the DESOP on the cessation of employment. This will be the taxing point (the Cessation Time).

If the ex-DESOP Shares are sold in an arm's length sale within 30 days of leaving the DESOP, the sales proceeds reduced by the Exercise Price must be included in the Eligible Executive's normal assessable income. CGT does not apply to the disposal unless the Exercise Price exceeds the net sales proceeds, in which case a capital loss will result.

— If the ex-DESOP Shares are held beyond 30 days of leaving the DESOP, the Eligible Executive must include an income amount in his/her tax return for the year of cessation of employment being the market value of the ex-DESOP Shares at the date of leaving the DESOP reduced by the Exercise Price. The Shares will have a capital gains cost base equal to the market value of the Shares.

— Should the Exercise Price exceed the market value, no amount will be required to be included in the Eligible Executive's assessable income. Strictly speaking, in these circumstances the Shares will have a capital gains cost base equal to their market value. However, it may be that the ATO will accept the Exercise Price as the cost base given that the provisions of the Tax Act do not seem to contemplate the situation where the market value is less than the Exercise Price.

Lapsed Options

There are no tax implications if the Options lapse on the Eligible Executive leaving the MBL Group or an Associated Company.

4.5.2 Eligible Executive has made the section 139E election to be taxed in the year of grant or if the Options are taken up in a Controlled Company or by a Permitted Trustee

In these situations, the taxing point of the Options occurred at the date of grant. Consequently, there are no taxation implications of the cessation of employment in respect of vested Options, or any Shares acquired on exercise of those Options. Shares will leave the DESOP on cessation of employment.

Irrespective of any conditions, where Options are exercised the cost base of Shares acquired on exercise of those Options will include both the Exercise Price and the amount initially included in the Eligible Executive's assessable income. (It is noted that exercise must occur generally within six months of leaving).

Lapsed Options

If Options held by an Eligible Executive lapse unexercised, the tax paid on grant (with the exception of any payroll tax paid at the time of grant) may be refunded (with assessable interest). If the Controlled Company or Permitted Trustee took up the lapsed Options it should instead incur a capital loss equal to the amount initially included in the Eligible Executive's assessable income.

4.6 EMPLOYMENT TAXES AND ONCOSTS

Options acquired under the Option Plan may be subject to employment taxes and oncosts such as payroll tax or workers compensation insurance premiums, or both, in the State where the Eligible Executive is employed.

Currently New South Wales, Western Australia and the Northern Territory levy payroll tax on Options granted to employees. Payroll tax may be applicable where the Eligible Executive has an employment connection with that State including, in the case of NSW, where the Eligible Executive has an employment connection with NSW at any time during the period commencing 6 months before the date of Grant until the date of Grant. In these States payroll tax is levied on the amount by which the market value of Bank shares (determined as the weighted average of prices during the one week period up to and including the date of Grant) exceeds the Exercise Price. If the market value is equal to or less than the Exercise Price, there is no payroll tax liability.

Other Australian States may also adopt similar legislation to make Options granted to employees subject to payroll tax. However, the liability to payroll tax may vary between States, based on specific State legislation and payroll tax rates.

If any employment taxes or oncosts, including payroll tax or workers compensation, become payable on the grant of Options under this Prospectus under any future law or regulation, the Bank may, at its discretion, charge these to the Eligible Executive's BCR.

4.7 BANK REPORTING AND WITHHOLDING OBLIGATIONS

Eligible Executives should be aware that in certain countries the Bank is required to report to the local revenue authority details of Options granted to Eligible Executives and Options exercised by Eligible Executives. In addition, in certain countries the Bank is required to withhold tax from any gain made on the Options.

5. FINANCIAL BENEFITS AND RISKS OF OPTION/SHARE INVESTMENT

5.1 FINANCIAL BENEFITS AND RISKS OF OPTION/SHARE INVESTMENT

The value of the Options will fluctuate with the value of the Shares, which are quoted on ASX. Generally, the mechanisms by which holders may obtain benefits are through either exercising the Options into Shares or, where permitted, by selling the Options. However, Options need not be exercised so that unlike Shares, a loss may be avoided by not exercising if the market price of the Shares is below the Exercise Price. No amount is payable for the grant of the Options. However, any applicable employment taxes and oncosts may be charged to the Eligible Executive's BCR (see section 4.6 above).

Once Options are exercised, the holder of the resultant Shares is exposed to the normal risks of owning Shares. The price of the Shares will fluctuate and depend on the Bank's performance, investors' perceptions and the Australian sharemarket generally. Being senior executives of the Bank, Eligible Executives will be aware of the myriad of factors which affect the Bank's performance.

There are two main financial benefits that may arise from owning Shares:

(a) income in the form of dividends; and

(b) growth in the value (capital appreciation) of Shares.

There are also risks associated with Share ownership. The Bank is a limited liability company and persons holding Shares are not obliged to contribute more share capital in the event of losses. However, it is possible that, if there are losses or profits fall, holders of Shares may not receive dividends or dividends may be reduced and the value of their Shares may fall.

Every investment involves an element of risk. Shares should be considered a long-term rather than a short-term investment. The price of Shares as quoted on ASX is volatile and moves up and down with market sentiment as well as with factors which are specific to the Bank.

The price at which Shares trade on ASX may be higher or lower than historical prices. If investors decide to sell their Shares, the amount which may be received on the sale may be higher or lower than their present market price.

Many factors will affect the price of Shares. At any point in time these factors may include:

Company Factors

— the profitability of the Bank;

— the profit outlook for the Bank;

— the dividend policy of the Bank;

— the level of franking of the Bank's dividends;

— the credit ratings and strength of the balance sheet of the Bank; and

— the performance and success of the Bank's staff, management and Board and its policies and strategies.

External Factors

— movements in the general level of share prices on local and international share markets;

— the success of marketing and other strategies adopted by the Bank, relative to its competitors' strategies;

— developments in the banking, investment banking, stockbroking and other industries generally;

— the economic outlook in Australia and internationally;

— changes in government fiscal, monetary and regulatory policies;

— turnover and volatility of financial markets in Australia and overseas; and

— changes in interest rates, inflation rates, exchange rates and commodity prices.

Please also refer below for discussion of the risks impacting on the Bank's performance.

Neither Macquarie Bank Limited nor any related body corporate of Macquarie Bank Limited nor any of its officers guarantees the value of the Options or Shares, that the Share price will be above an Optionholder's Exercise Price during exercise periods, the performance of Shares, the repayment of capital or the payment of a particular return on Shares.

5.2 RISKS TO THE BANK'S FINANCIAL PERFORMANCE

Risk Factors

Continued superior performance cannot be assumed. There are many risks in the markets in which the Bank operates. Performance can be influenced by a range of factors, many of which are not within the Bank's control. In many parts of its business, the Bank constantly and deliberately assumes financial risk in a calculated and controlled way. Once a decision is made that a risk is acceptable, the Bank puts in place limits and a range of procedures to monitor the risk.

The performance of all of the Bank's major businesses can be influenced by external market and regulatory conditions. If all or most of the Bank's businesses were affected by adverse circumstances in the same period, overall earnings would suffer significantly.

Market Risk

Market risk arises from changes in market prices or volatility which may result in adverse revaluation of Macquarie's trading portfolios. Macquarie trades in foreign exchange, interest rates, commodities, energy, bond and equities markets, including being an active price maker in derivatives in these markets. Changes in market prices, particularly rapid and unexpected changes, could cause losses. The Bank's policy is to manage this risk by imposing limits on the size of its exposure in each market.

The Bank depends on external parties for credit and trading limits to carry out its funding and trading operations and in the process manage its market risks. These parties rely, to some extent, on the credit ratings assigned to the Bank by ratings agencies. Any downgrading of the Bank's rating could increase costs and restrict availability of credit and funding limits.

Credit Risk

Like any bank, the MBL Group assumes credit risk in its banking and securities businesses. Credit risk arises from both lending and trading activities. In the case of trading activity, credit risk reflects the possibility that the trading counterparty will not be in a position to complete the contract once the settlement becomes due. The resultant credit exposure will be a function of the movement of prices over the period of the underlying contract. Credit losses can, and have, resulted in significant losses and sometimes financial failure in other financial institutions. The MBL Group puts great emphasis on credit management. While some credit losses have been incurred from time to time, these have not been material in relation to the Group's overall profitability or its capital base.

Most of the Bank's credit exposures arise from lending and trading contracts with Australian counterparties and counterparties based in OECD countries. In addition, however, there are exposures to counterparties in some non-OECD countries in Asia Pacific, Africa and Latin America. Where appropriate, the country risk is covered by political risk insurance.

Underwriting risk

Equity and debt underwriting risk is also assumed by the MBL Group in the normal course of business. The MBL Group's general approach is to substantially sub-underwrite these risks but underwritten positions are assumed and can expose the MBL Group to losses.

Liquidity risk

Liquidity risk arises from the Bank's requirement to fund its banking and trading operations on a daily basis. Any failure to meet this requirement may result in increased costs, inability to maintain market positions and review of the Bank's credit rating. The Bank adopts liquidity policies to manage this risk.

Operational risk

Operational risk arises from the manner in which the Bank conducts its business. The Bank faces operational risks which could lead to reputation damage, financial loss or regulatory risk in the event of an operational failure. Policies have been adopted to manage this risk. There remains a risk that the policy framework may prove inadequate and the risk of failure to comply, either of which may result in loss.

Macquarie's tax risk

In the ordinary course of its activities the MBL Group is exposed to risks arising from the manner in which the Australian and international tax regimes may be regarded by the relevant revenue and judicial authorities as applying to transactions entered into by the MBL Group. The MBL Group has in place controls and procedures to mitigate these risks but any changes in interpretation, application and administration of the law by the courts and the revenue authorities may result in significantly increased tax liabilities.

Legal risk

The MBL Group in the ordinary course of its business enters into transactions and provides advisory services which involve legal risk.

Legal risks include the risk of breaches of applicable laws and regulatory requirements, actual or perceived breaches of obligations of fidelity or confidence to clients and counterparties, unenforceability of counterparty obligations, fraud, negligence, misleading conduct or the inappropriate documentation of contractual relationships. The size and frequency of transactions entered into or in respect of which advice is provided are such that, should these risks result in losses to the MBL Group, the losses could have a material impact. The Bank has controls and procedures which seek to manage these risks.

Insurance
The MBL Group has in place insurances considered prudent for the scope and scale of the Group's activities in respect of various physical and professional risks. The MBL Group does not carry insurance cover for every possible event. The scope and the amount of the cover is reviewed on a regular basis and insurance cover is acquired having regard to the perceived risks of a claim occurring and the availability and costs of such insurance. The insurances typically involve a deductible (also commonly referred to as an "excess"). In the event of an incident occurring which is covered by one of the insurances, the MBL Group would be required to pay the first part of any claim up to the deductible amount associated with that policy.

Developments in banking and investment banking industry
MBL operates in the highly competitive financial services industry in Australia and overseas. Developments and competition in the industry place pressure on margins which may impact on profitability.

Economic outlook
The performance and earnings of MBL are impacted by changes in economic conditions, activity and sentiment in Australia and overseas including interest rates, foreign exchange rates and equity markets.

Regulation and legislation
The MBL Group may be subject to changes in government regulatory policies or changes in legislation in Australia and other countries where it operates. Areas of regulation which impact on the MBL Group include taxation and regulation relating to prudential supervision.

Australian equivalents of International Financial Reporting Standards ("AIFRS")
Information on the impact of the adoption of AIFRS is contained in the Bank's 2005 Annual Report.

6. DESCRIPTION OF MACQUARIE BANK LIMITED

6.1 ISSUED SHARE CAPITAL

At 31 May 2005, the Bank's issued share capital was as follows:

	Number
Ordinary Shares	**224,157,095**
Macquarie Income Securities	4,000,000
Non-cumulative Redeemable Preference Shares	350,000

As at 31 May 2005, the Bank had on issue 28,041,307 Options over unissued Shares. All Options were exercisable into one Share per Option and were issued (with various exercise prices) pursuant to the Option Plan or pursuant to the Bank's Non-Executive Director Share Option Plan.

Changes to the Bank's issued capital and Options are normally reported monthly to ASX. If all Options over unissued Shares had been exercised as at 31 May 2005, the Shares issued on exercise would have represented approximately 11.1% of the then issued ordinary capital of the Bank.

Invitations for the grant of approximately 9.3 million Options are being made initially pursuant to this Prospectus. Further invitations may also be made during the coming 12 months.

6.2 FINANCIAL INFORMATION

The Bank's consolidated financial statements for the year to 31 March 2005 and comment on performance and outlook are contained in the Bank's 2005 Annual Report. Further financial information concerning the Bank is generally available as described in Section 7.1.

The Bank's annual Basic Earnings Per Share (Basic EPS), for the last five years have been:

Year to 31 March	**2001**	**2002**	**2003**	**2004**	**2005**
Basic EPS	138.9	132.8	164.8	233.0	374.6*

* Includes 41.4 cents per share attributable to the one-off profit recognised on the formation of the Macquarie Goodman Group.

6.3 RIGHTS ATTACHING TO SHARES

The Shares carry the following rights, privileges and restrictions. Full details of the rights attaching to the Shares are set out in the Constitution of the Bank.

General Meetings and Voting

Each holder of Shares is entitled to receive notice of, and to attend and vote at, general meetings of the Bank and to receive all notices, accounts and other documents required to be furnished to shareholders under the Constitution, the Corporations Act or the Listing Rules.

Shareholders may attend in person or by proxy and vote on issues requiring a shareholders' resolution at general meetings. Such issues include the election of Directors and any changes to the Constitution of the Bank. Notice is given to shareholders when those meetings are to be held and of the items of business to be considered. At a general meeting every holder of Shares present in person or by proxy or attorney has one vote on a show of hands and, on a poll, one vote per fully paid Share (and a proportion of a vote for shares partly paid, equal to the proportion the amount paid on the share bears to its total issue price).

Dividends

It is the Bank's present policy to pay dividends twice yearly. Subject to the rights of holders of shares issued with any special or restricted rights, that portion of the profits of the Bank which the Voting Directors may from time to time determine to distribute by way of a dividend, must be declared and paid on all of the shares of a particular class in respect of which the dividend is paid.

In 2002, the Bank activated its Dividend Reinvestment Plan. Ordinary shareholders may elect to reinvest their dividends in new shares. Shares issued under the Dividend Reinvestment Plan are currently issued at the prevailing market price.

Annual Report

Shareholders have the opportunity to receive each year a copy of the Bank's annual report, (which this year comprises the 2005 Annual Review and 2005 Financial Report) which provides a review of the MBL Group's performance as a whole during the previous financial year. The 2005 Annual Review and 2005 Financial Report are available on MacNet.

Winding Up

In the event that the Bank were ever wound up, depositors and other creditors would be paid out first. Any surplus available would be distributed among shareholders in accordance with the Corporations Act.

Transfer

Subject to the Constitution of the Bank, the Corporations Act, any other laws and the Listing Rules, Shares are transferable.

Variation of Rights

The rights attaching to shares of any class may be altered with the approval of a special resolution passed at a separate general meeting of the holders of shares of that class or with the written consent of the holders of at least three-quarters of the issued shares of that class.

Share Buy-Backs

The Bank is entitled to purchase Shares in itself in accordance with the requirements of the Corporations Act.

Proportional Takeovers

Currently, the Constitution of the Bank provides that shareholder approval will be required in relation to proportional take-over schemes. This requirement will cease to apply on 25 July 2005.

6.4 TRADING IN SHARES ON ASX

The following table provides a summary of the prices and volumes at which Shares have traded on ASX since July 2002.

MBL – ASX Share Trading History Since July 2002

Period	Monthly Share Price ($)			Monthly
	High	Low	Close	Volume (000s)
2002				
July	29.31	23.19	24.21	24,096
August	25.80	21.83	24.30	18,103
September	24.35	21.28	22.16	10,541
October	22.88	18.75	22.84	16,360
November	24.32	21.35	24.00	21,390
December	23.95	22.60	23.60	11,395
2003				
January	26.70	23.44	26.05	15,092
February	26.23	23.35	24.81	12,871
March	25.30	22.11	24.70	13,950
April	26.23	23.65	25.08	12,849
May	28.19	24.70	27.79	28,796
June	29.63	27.56	28.80	18,172
July	30.66	28.42	30.60	12,808
August	32.42	29.90	31.66	21,178
September	34.63	31.69	34.50	16,136
October	36.40	34.16	34.84	21,200

MBL – ASX Share Trading History Since July 2002 (cont.)

Period	Monthly Share Price ($)			Monthly
	High	Low	Close	Volume (000s)
November	35.65	32.11	33.98	19,371
December	35.64	33.52	35.56	14,140
2004				
January	35.55	33.39	34.30	11,000
February	34.28	32.00	33.10	16,488
March	35.94	33.22	35.80	14,560
April	37.40	34.62	34.65	11,179
May	35.23	32.53	33.51	29,566
June	34.88	33.22	33.88	21,622
July	34.17	31.61	33.02	31,147
August	33.95	31.64	33.90	21,954
September	36.35	33.88	36.32	17,070
October	40.71	36.62	39.59	20,314
November	44.17	39.53	43.97	23,617
December	46.74	43.60	46.50	15,971
2005				
January	49.44	46.25	48.85	14,597
February	51.95	46.55	49.20	19,353
March	50.65	46.24	48.03	20,765
April	48.52	43.51	45.75	19,832
May	51.65	44.65	50.35	25,289

[Source: Australian Stock Exchange Limited]

It should be noted that the price at which Shares will trade on ASX in future may not necessarily reflect recent prices and will depend on factors including those stated in section 5 above.

6.5 DIVIDEND POLICY

The Bank's ordinary dividend policy is to distribute between 50% and 60% of after tax profits attributable to ordinary shareholders each year, subject to (profits permitting) minimum dividends of 93 cents per Ordinary Share per year.

The Directors cannot give any assurances concerning future dividend policy, the extent of future dividends, or the franking of any such dividends as they are dependent on the future profits and the financial and taxation positions of the Bank.

The distributions made by the Bank to holders of Shares over the last five years have been as follows:

Period	Cash dividend (cents) per Share	Franking (per cent)
2000/01 Interim	41	70
2000/01 Final	52	70
2001/02 Interim	41	70
2001/02 Final	52	70
2002/03 Interim	41	85
2002/03 Final	52	100
2002/03 Special	50	100
2003/04 Interim	52	90
2003/04 Final	70	90
2004/05 Interim	61	90
2004/05 Final	100	90
2004/05 Special	40	90

7. ADDITIONAL INFORMATION

7.1 NATURE OF PROSPECTUS AND AVAILABILITY OF INFORMATION

This Prospectus is intended to be read in conjunction with the publicly available information that is widely available in relation to the Bank. Eligible Executives and their advisers should therefore also have regard to that publicly available information in relation to the Bank before making a decision whether or not to accept the Offer of Options under this Prospectus.

The Bank is a disclosing entity under the Corporations Act and is subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules, including the preparation of annual reports and semi-annual reports. The most recent report is the 2005 Annual Report relating to the year to 31 March 2005. That report is available to each Eligible Executive on MacNet. For those without access to MacNet, copies of those documents are available by calling Investor Relations on (02) 8232 5006.

The Bank is required to notify ASX of information about specified events and matters as they arise for the purposes of ASX making that information available to the stock market conducted by ASX. In particular, the Bank has an obligation under the Listing Rules (subject to certain exceptions) to notify ASX immediately of any information of which it is or becomes aware concerning the Bank, which a reasonable person would expect to have a material effect on the price or value of Shares. That information is available on the public file at ASX. A copy of any of these documents lodged by MBL with ASX since the date of the 2005 Annual Report may be obtained free of charge by calling (02) 8232 5006.

If Eligible Executives wish to obtain further information on the Bank they can do so by contacting their financial advisers or by reviewing the public documents available at ASX.

In addition, copies of documents lodged in relation to the Bank may be obtained from or inspected at any office of ASIC.

None of the information referred to in Section 7.1 above is incorporated by reference in this Prospectus or is issued with this Prospectus.

7.2 ADMISSION TO OFFICIAL LIST OF ASX

The Bank was admitted to the Official List of ASX as a debt issuer in 1993 for the purpose of obtaining Official Quotation of Macquarie Bank Capital Notes. Official Quotation of 500,000 Macquarie Bank Capital Notes commenced in April 1993. The Macquarie Bank Capital Notes were suspended from trading on ASX on 21 July 2000 and their face value and accumulated interest were repaid on 1 August 2000. The Bank's category of admission to the Official List was changed to the general admission category, to allow for the quotation of Shares from 29 July 1996.

The Bank and Macquarie Finance Limited also issued 4 million Macquarie Income Securities in the second half of 1999 which are also listed on ASX.

On 22 September 2004 Macquarie Bank Limited raised £350 million through the issue of tier 1 capital-eligible securities to be used initially to augment the MBL Group's activities in the United States. The funds may later be re-deployed for general corporate purposes outside Australia.

The securities were issued by Macquarie Capital Funding L.P., an MBL Group entity established to facilitate the capital raising. On the occurrence of a capital deficiency event or an insolvency event, those securities must be substituted for Non-cumulative Redeemable Preference Shares ("Preference Shares") in MBL. A capital deficiency event occurs where MBL's total capital ratio or tier 1 capital ratio (as prescribed by the Australian Prudential Regulation Authority ("APRA")) does not comply with the capital adequacy regulations of APRA, or MBL has notified APRA that such an event is expected to occur in the near term. In order to facilitate any substitution of the tier 1 capital eligible securities for Preference Shares, on 22 September 2004 Macquarie issued 350,000 Preference Shares at an issue price of £1,000 each, unpaid, to Macquarie Capital Funding (GP) Limited, the general partner of Macquarie Capital Funding L.P., to be held on trust for the holders of the tier 1 capital eligible securities.

Several waivers from the Listing Rules have been granted to the Bank relieving it from compliance with various Listing Rules. Copies of the waivers may be reviewed by referring to the public register of waivers available at ASX. The principal waivers that have been granted can be summarised as follows:

- Certain waivers to facilitate the operation of the Option Plan. As the Options are not quoted, various waivers relating to the administration of the Option Plan (principally concerning the lodgement of documents with ASX) have been granted.

- Confirmation has been obtained that the provisions of the Listing Rules applying to directors of the Bank are applicable only to the Voting Directors of the Bank.

7.3 INTERESTS

The Bank has paid, or agreed to pay Mr John Allpass, a Voting Director of the Bank, $6,000 in connection with his work on the due diligence committee for this Prospectus.

7.4 DOCUMENTS AVAILABLE FOR INSPECTION OR COPIES

The following MBL documents are available for inspection during normal business hours at the principal office of MBL at Level 15, No 1 Martin Place Sydney NSW 2000, care of the Company Secretary:

(a) Constitution;

(b) Annual reports for the last five financial years of MBL;

(c) Rules of the Macquarie Bank Employee Share Option Plan; and

(d) MBL staff trading rules.

In addition, a copy of the 2005 Annual Report and any document lodged with ASX in respect of the Bank's continuous disclosure obligations, since the date of the 2005 Annual Report may be obtained free of charge from Investor Relations on (02) 8232 5006.

Each of the Voting Directors of the Bank has consented to the lodgement of this Prospectus with the Australian Securities and Investments Commission.

APPENDIX: SAMPLE DEED OF GRANT

THIS DEED is made on [Date]
BETWEEN:

(1) **MACQUARIE BANK LIMITED** (A.B.N.46 008 583 542) a company registered in the Australian Capital Territory with its registered office at Level 3, 25 National Circuit, Forrest, ACT (the "**Bank**");

(2) **BOND STREET CUSTODIANS LIMITED** (A.B.N. 57 008 607 065) a company registered in the Australian Capital Territory with its registered office at Level 15, No. 1 Martin Place, Sydney, NSW (the "**Nominee**"); and

(3) **[NAME OF ELIGIBLE EXECUTIVE]** (the "**Employee**").

RECITALS

A. The Bank has established an employee share option plan. The Employee is entitled to participate in the Plan.

B. The Bank has invited the Employee to apply for Options under the Plan.

C. This deed sets out the terms on which the Employee takes up those Options and participates in the Plan.

THE PARTIES AGREE AND DECLARE AS FOLLOWS:

1. INTERPRETATION

1.1 **Definitions**

In this deed, unless the context otherwise requires:

"**Application Form**" means the personalised application form accompanying the offer of the Options to the Employee;

"**Plan**" means the Macquarie Bank Employee Share Option Plan; and

"**Options**" means the Options granted under clause 2.1.

1.2 **General**

In this deed, unless the context otherwise requires:

(a) a reference to a recital, clause, schedule or annexure is a reference to a recital, clause, schedule or annexure of or to this deed and references to this deed include any recital, clause, schedule or annexure;

(b) a reference to this deed or another instrument (including the Rules of the Plan) includes any variation or replacement of either of them;

(c) the singular includes the plural and vice versa;

(d) the word person includes a firm, a body corporate, an unincorporated association or an authority;

(e) a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, but not limited to, persons taking by novation) and assigns;

(f) while the Nominee is acting on behalf of the Employee, a reference to the Employee where applicable includes a reference to the Nominee and vice versa.

1.3 Headings

Headings are inserted for convenience and do not affect the interpretation of this deed.

2. ISSUE

2.1 Options

The Employee applies to the Bank for, and the Bank grants the Employee, the number of Options set out in the Application Form on the terms provided for in the Plan and the Application Form.

2.2 Nominee

The Bank must register the Options in the name of the Nominee. The Nominee must hold the Options on behalf of the Employee.

2.3 Indemnity

The Employee indemnifies the Nominee against any liability incurred in respect of the Options. The Employee must pay the Nominee on demand a sum equal to that liability. This indemnity is a continuing obligation and it is not necessary for the Nominee to incur expense or make payment before demanding payment from the Employee.

2.4 Acknowledgment

The Bank and the Employee acknowledge to each other and to the Nominee that the Nominee holds the Options on behalf of the Employee on the terms provided for in the Plan and the Application Form and has no power or right to anything in relation to the Options unless it is in accordance with those terms.

3. MISCELLANEOUS

3.1 Terms of Issue

For the avoidance of doubt, the terms set out in this deed only apply to the issue of the Options referred to in clause 2.

3.2 Governing Law

This deed is governed by the law in force in the Australian Capital Territory.

EXECUTED as a deed

SIGNED, SEALED AND DELIVERED by)
[ ] as attorney for Macquarie)
Bank Limited in the presence of:

....
Witness
Name (printed):

SIGNED, SEALED AND DELIVERED by)
[ ] and [ ] as)
attorneys for Bond Street Custodians Limited in the presence of: ....

....
Witness
Name (printed):

SIGNED, SEALED AND DELIVERED by)
[ ] as attorney for [EMPLOYEE])
in the presence of:

....

....
Witness
Name (printed):

GLOSSARY

2005 Annual Report	The 2005 annual report of MBL which comprises the 2005 Annual Review and the 2005 Financial Report.
2005 Annual Review	The "2005 Annual Review" booklet of MBL containing a review of the Bank for the year to 31 March 2005 and Concise Report to Shareholders for that year.
2005 Financial Report	The "2005 Financial Report" booklet of MBL for the year to 31 March 2005.
Application Form	The pre-printed personalised application form in respect of Options that includes a Power of Attorney to sign a Deed of Grant in respect of Options the subject of the Offer accompanying this Prospectus.
ASIC	Australian Securities and Investments Commission.
Associated Company	means: (a) any company that is a related body corporate of the Bank; or (b) any entity of which the Bank is the parent entity (within the meaning of the former section 294A of the Corporations Law); or (c) any other entity where the Bank or an Associated Company has a significant degree of influence on management or business decisions or a significant equity interest and which the Committee decides is an Associated Company for the purposes of the Plan.
ASX	Australian Stock Exchange Limited.
Bank	Macquarie Bank Limited (ABN 46 008 583 542).
Board	The board of Voting Directors of the Bank.
BCR	Basic Cost Responsibility.
BSCL	Bond Street Custodians Limited (ABN 57 008 607 065).
Committee	Committee appointed by the Board for the purpose of managing and administering the Option Plan.
Constitution	The Constitution of the Bank.

Consultant	A consultant to the MBL Group or an Associated Company, or a person to whom an offer of employment as a consultant to the MBL Group or an Associated Company has been made.
Controlled Company	In relation to an Executive, a body corporate in respect of which one or more of the following applies: (a) the Executive holds more than one-half of the issued share capital; (b) the Executive is in a position to cast, or control (directly or indirectly) the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of that body corporate; and (c) the Executive controls the composition of the board of directors, committee of management, council or other governing authority.
Corporations Act	Corporations Act 2001 (Cwlth).
Deed of Grant	A deed between MBL, BSCL and an Eligible Executive (and where applicable, a Controlled Company of the Eligible Executive or a Permitted Trustee of the Eligible Executive) specifying the grant of Options.
DESOP	The Rules of the Plan imposing a Six-Month Non-Disposal Period and other restrictions in relation to shares resulting from the exercise of Options referred to as the "Deferred Exercise Share Option Plan".
DESOP Participant	A holder of Shares under the DESOP resulting from the exercise of Options.
DESOP Power of Attorney	The DESOP power of attorney authorising the Plan Company and its officers to acquire, dispose of or to otherwise deal with Shares under the DESOP on behalf of the DESOP Participant.
Eligible Executive	An Executive who has been invited to participate in the Option Plan.
Employee	An employee of the Bank or an Associated Company.
Employment Event	in respect of any Option, an event that occurs affecting the basis of employment or engagement of the Optionholder as specified in section 2.4.2 of this Prospectus.

Executive	An Associate Director, Division Director or Executive Director of the MBL Group or an Associated Company, a person to whom an offer of employment as an Associate Director, Division Director or Executive Director of the MBL Group or an Associated Company has been made or a Consultant.
Executive Committee	The Bank's Executive Committee.
Exercise Price	The exercise price of an Option as specified on the Application Form.
Expiry Date	The expiry date of an Option as set out in the Application Form, normally the fifth anniversary of the date of grant of an Option.
Listing Rules	The ASX Listing Rules.
Macquarie Bank Superannuation Fund	The Macquarie Bank Superannuation Fund is an employer-sponsored accumulation plan which allows for both employer and employee contributions.
MacNet	The Bank's staff information distribution computer network.
MBL	Macquarie Bank Limited (ABN 46 008 583 542).
MBL Group	MBL and related bodies corporate.
MBL Group Head	The head of an operating group of Macquarie Bank Limited or the head of the Corporate Affairs Group of Macquarie Bank Limited.
Mid Year Options	Options granted on promotion or as part of annual remuneration reviews in 2005.
New Starter Options	Options granted to new Executives.
Non-Disposal Period	In respect of a Share held by a DESOP Participant, the period of six months from the date on which those Shares are issued to the DESOP Participant or such other period as stated in the Application Form.
Offer(s)	The offer(s) to an Eligible Executive(s) of Options pursuant to this Prospectus.

Official Quotation	The granting of Official Quotation by ASX to securities issued by MBL, MBL having been admitted to the Official List of ASX.
Option Exercise Form	The form which must be submitted when the Optionholder intends to exercise their Options.
Option Plan	The Macquarie Bank Employee Share Option Plan approved by the Board in November 1995, as amended.
Option(s)	Option(s) over unissued Shares granted under the Option Plan.
Optionholder	An Executive or a Controlled Company of an Executive or a Permitted Trustee of an Executive, granted Options, which have not lapsed.
Permitted Trustee	An entity approved by the Committee to hold an Option on trust for a Participant from time to time.
Plan Company	The entity appointed by the Bank to act as the Plan Company under the Rules from time to time.
Power of Attorney	A power of attorney granted by an Eligible Executive or a Controlled Company of an Eligible Executive or a Permitted Trustee of an Eligible Executive to execute a Deed of Grant as set out in the Application Form.
Restrictions	The restrictions on dealing with Shares held under the DESOP as set out in clause 11 of the Rules (other than the Non-Disposal Period) and summarised in this Prospectus.
Rules	The rules of the Option Plan.
Share(s)	Fully paid ordinary share(s) in the capital of MBL.
Tax Act	The Income Tax Assessment Act 1936 (Cwlth) or the Income Tax Assessment Act 1997 (Cwlth).
Vesting Period	The period over which an Option vests as specified on the Application Form.

OPTION APPLICATION INSTRUCTIONS

Eligible Executives wishing to participate in the Offer should:

(a) sign, date and arrange for another person to witness the attached Power of Attorney that forms part of the personalised Application Form; and

(b) deliver their completed Power of Attorney to Company Secretarial, Level 15, No 1 Martin Place, Sydney, NSW by the Bank's internal mail or in person, so as to be received no later than 4.00 pm Sydney time on the date specified in the Application Form.

Each individual Application Form has been pre-printed with the Eligible Executive's full name, the number of Options being offered, the Exercise Price and Vesting Period of these Options and any applicable Exercise Conditions and includes the Power of Attorney to be completed.

Eligible Executives who wish to nominate a Controlled Company of theirs to be the Optionholder should contact Company Secretarial with the relevant details well before the closing date so that the necessary Powers of Attorney can be prepared and executed before the closing date.

LATE APPLICATIONS MAY NOT BE ACCEPTED

MACQUARIE BANK LIMITED DIRECTORY

PRINCIPAL OFFICE:
Level 15
No. 1 Martin Place
Sydney NSW 2000

REGISTERED OFFICE:
Level 3
25 National Circuit
Forrest ACT 2603

VOTING DIRECTORS:
D S Clarke AO (Chairman)
A E Moss AO (Managing Director)
J G Allpass
L G Cox AO
M R G Johnson
P M Kirby
C B Livingstone
B R Martin
H K McCann AM
J R Niland AC
H M Nugent AO

COMPANY SECRETARIES:
A M Blair
A Cho
D Leong

FREQUENTLY ASKED QUESTIONS

WHO IS ELIGIBLE TO BE GRANTED OPTIONS?

Participation in the Option Plan is currently limited to Associate Directors, Division Directors and Executive Directors of, or Consultants to, the MBL Group and Associated Companies. Participation is entirely at the discretion of the Board (and/or the Executive Committee to whom certain administrative powers have been delegated).

HOW DO I KNOW HOW MANY OPTIONS I AM BEING OFFERED?

The number of Options being offered to you and the Exercise Price of those Options is set out in the personalised Application Form that accompanies the Prospectus provided to you.

HOW MUCH WILL IT COST TO BE GRANTED OPTIONS?

No consideration is payable for the grant of Options. However, any applicable employment taxes and oncosts may be charged to the Eligible Executive's BCR (Basic Cost Responsibility). For further information, see section 4.6 of the Prospectus.

WHAT VOTING AND DIVIDEND RIGHTS ATTACH TO THE OPTIONS?

The Options carry no voting or dividend rights.

WHEN DO OPTIONS VEST?

Each allocation of Mid Year Options will normally vest progressively over four years as follows:

(a) as to one third of the Options, on 1 July 2007;
(b) as to another one third of the Options, on 1 July 2008; and
(c) as to the remaining one third of the Options, on 1 July 2009.

Each allocation of New Starter Options will normally vest progressively over four years as follows:

(a) as to one third of the Options, after the second anniversary of the date of commencement of relevant employment or consultancy;
(b) as to another one third of the Options, after the third anniversary of the date of commencement of relevant employment or consultancy; and
(c) as to the remaining one third of the Options, after the fourth anniversary of the date of commencement of relevant employment or consultancy.

WHEN DO OPTIONS LAPSE?

Unexercised Options, which have not otherwise lapsed, normally expire after the fifth anniversary of the date of grant ("Expiry Date"). When an Eligible Executive leaves the employment of the MBL Group or an Associated Company, unvested Options will generally lapse immediately and vested Options will also lapse after six months. Options also lapse in certain other situations. For further details see sections 2.4 and 2.5 of the Prospectus.

HOW IS THE EXERCISE PRICE CALCULATED?

For New Starter Options, the Exercise Price will normally be the weighted average price of Shares traded on ASX during the one week up to and including the date of grant of the Options (adjusted for cum-dividend trading and excluding certain special trades). For Mid Year Options, the Exercise Price will normally be the weighted average price of Shares traded on ASX during the one week up to and including 1 August 2005 (adjusted for cum-dividend trading and excluding certain special trades).

The Exercise Price is set out in the personalised Application Form that accompanies the Prospectus provided to you.

WHEN CAN OPTIONS BE EXERCISED?

Once vested, each Option is exercisable into one fully paid ordinary share in the Bank (subject to adjustment over time for bonus issues and similar events described in section 2.11 of the Prospectus), which will be the same as all other Shares then on issue.

Exercise of Options is subject to the Bank's staff trading rules.

Under the current staff trading rules, Options may only be exercised:

(a) from the ex-dividend date for the Bank's Shares in May/June until the end of August; and

(b) from the ex-dividend date for the Bank's Shares in November/December until the end of February.

The Rules set out other periods during which Options may be exercised. Please refer to the Rules for further details.

Further, Options granted to UK residents and to Executive Directors of the Bank are subject to certain exercise conditions which must be met before exercise is allowed. See sections 2.7 and 2.9 of the Prospectus for further details. Options granted to US residents and the Shares resulting from the exercise of those Options are subject to transfer restrictions. See section 2.8 of the Prospectus for further details. Options granted to residents in jurisdictions other than Australia may also be subject to further exercise conditions, as set out on the personalised Application Form accompanying the Prospectus.

Dealing in Shares acquired on the exercise of Options is also subject to the Bank's rules on staff trading. The current policy is that there are three staff trading periods per year during which staff may buy or sell Shares, each of approximately three to five weeks duration following the announcements of the Bank's interim and final results and after the Bank's shareholder annual general meeting.

An Option Exercise Form must be completed, signed by the Optionholder and returned to the address on the Option Exercise Form at the time the Optionholder elects to exercise their Options.

CAN OPTIONS BE ASSIGNED OR CHARGED?

Options granted may not be assigned or charged. However, an Executive will be free to deal with any Shares acquired on the exercise of any Options, subject to the Deferred Exercise Share Option Plan or DESOP provisions described in Section 3 of the Prospectus, any exercise conditions set out on the personalised Application Form accompanying this Prospectus and other Bank restrictions, for example, staff trading rules.

CAN OPTIONS BE SOLD?

The transfer of Options under an approved Sale of Options facility may be permitted from time to time. This may allow an Optionholder to transfer vested unexercised Options which have met any applicable exercise conditions to an approved third party. See section 2.13.3 of the Prospectus for further details. Please refer to MacNet or contact the Company Secretarial Division for details of any current sale of Options facility.

IN WHAT NAME CAN OPTIONS BE ACQUIRED?

Options will only be granted to an Eligible Executive, a Controlled Company of the Eligible Executive or a Permitted Trustee of the Eligible Executive, and in all cases will be registered in the name of a nominee company, Bond Street Custodians Limited (BSCL). The Options will not be granted to or registered in the name of any other entity. Eligible Executives who are not resident in Australia may be restricted from acquiring Options in other than their own name.

WHAT EXERCISE CONDITIONS ARE ATTACHED TO THE OPTIONS?

Options granted to Executive Directors are subject to additional exercise conditions which must be met before exercise is allowed. If applicable, refer to your personalised Application Form. In summary, vested Options granted to Executive Directors who are not Executive Voting Directors or members of the Executive Committee at the time of grant, may be exercised if the Bank's average annual return on ordinary equity for the three

previous financial years is above the 50th percentile of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index.

Executive Directors who are Executive Voting Directors or members of the Executive Committee at the time of grant may exercise vested Options if the Bank's average annual return on ordinary equity for the three previous financial years is above the 65th percentile of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index.

The condition will be examined quarterly from vesting until expiry of the Options. Options which have vested but are not able to be exercised at a particular examination date, will be exercisable (until expiry) at or after future quarterly examination dates when and if the exercise conditions pertaining to any of those dates have been met.

Options granted to residents in jurisdictions other than Australia may also be subject to further exercise conditions.

All exercise conditions applicable to your options are set out on the personalised Application Form accompanying the Prospectus.

WHAT ARE THE TAXATION IMPLICATIONS ASSOCIATED WITH OPTIONS?

The taxation implications of Options are complicated. Further details are set out in section 4 of the Prospectus. For further information, please contact the Taxation Division on (02) 8232 6832, or contact your independent taxation adviser.

WHAT TAX INFORMATION WILL BE REPORTED?

In certain countries the Bank is required to report to the local revenue authority details of Options granted to Eligible Executives and Options exercised by Eligible Executives. In addition, in certain countries the Bank is required to withhold tax from any gain made on the Options. Any tax withholding will be calculated at the time of Exercise or Sale of the Options.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	231,293
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	5,000 @ $23.94 each 1,666 @ $25.94 each 81,114 @ $28.74 each 79,258 @ $30.51 each 64,255 @ $34.74 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	231,293 on 1/7/05

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
225,108,507	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)
350,000	Non-cumulative Redeemable Preference Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,208,709	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 July 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	50,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12,500 @ $23.94 each 33,334 @ $27.98 each 2,500 @ $30.51 each 1,666 @ $34.71 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	50,000 on 30/6/05

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
224,877,214	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)
350,000	Non-cumulative Redeemable Preference Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,443,688	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 30 June 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.